FILE NO. 82-34958

Raiffeisen INTERNATIONAL
Member of RZB Group

RECEIVED
2007 MAY 17 A 9:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07023612

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

14th May 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 25th April 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Ad-hoc **Release**

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International: First Quarter Results 2007

- Record consolidated profit of EUR 192.6 mn is up by 55.0% year-on-year
- Improved ROE before tax of 25.5% (1-3/2006: 23.7%)
- Balance sheet total exceeds EUR 59 bn, a plus of 6.7% compared to year-end 2006 and a gain of 42.0% year-on-year
- Cost/income ratio improves from 58.4 % to 57.2% year-on-year
- Retail segment contribution of 38% due to strong growth in retail profit (1-3/2006: 26%)

Income Statement in EUR mn	**1-3/2007**	**1-3/2006**
Net interest income after provisioning	429.1	322.8
Net commission income	275.1	185.0
Trading profit	35.6	29.9
General administrative expenses	(476.5)	(347.5)
Profit before tax	292.5	193.9
Profit after tax	230.8	151.5
Consolidated profit (after minorities)	192.6	124.2

Balance Sheet in EUR mn	**31/03/07**	**31/12/06**
Equity (incl. minorities and profit)	4,837	4,590
Balance-sheet total	59,621	55,867

Bank Specific Information	**31/03/07**	**31/12/06**
Core capital ratio (Tier 1), banking book	9.3%	9.8%
Core capital ratio (Tier 1), incl. market risk	8.6%	9.0%
Own funds ratio	10.7%	11.0%

Performance	**1-3/2007**	**1-3/2006**
Return on equity (ROE) before tax	25.5%	23.7%
Return on equity (ROE) after tax	20.2%	18.5%
Cost/income ratio	57.2%	58.4%
Risk/earnings ratio	15.0%	14.6%
Earnings per share in EUR	1.35	0.87

Resources	**31/03/07**	**31/12/06**
Number of staff	53,880	52,732
Business outlets	2,890	2,848

The Outlook for 2007 remains unchanged. We expect a consolidated profit of at least EUR 700 mn for 2007.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

Vienna, May 10th 2007

Investor Relations Release

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 10 May 2007

Raiffeisen International starts into 2007 with a record result

- **Consolidated profit for the first quarter 2007 up by 55.0 per cent to 192.6 million euros.**
- **The best quarterly result ever achieved.**
- **Balance sheet total rose to almost 60 billion euros.**
- **Return on equity stands at 25.5 per cent.**
- **Cost/income ratio improved to 57.2 per cent.**
- **Profit of Retail Customers segment improved significantly; its ROE surpassed the Corporate Customers segment for the first time.**
- **Southeastern Europe recorded biggest profit growth.**
- **Outlook remains unchanged.**

Raiffeisen International Bank-Holding AG began the year 2007 with a record result. For the first quarter 2007, consolidated profit (after taxes and minorities) rose by 55.0 per cent to 192.6 million euros (Q1/2006: 124.2 million euros). Profit before tax (292.5 million euros, plus 50.8 per cent) and profit after tax (230.8 million euros, plus 52.4 per cent) were also on a record level. Earnings per share for the first quarter went up by 0.48 euros to 1.35 euros. *All figures are based on International Financial Reporting Standards (IFRS).*

Herbert Stepic, CEO of Raiffeisen International, was satisfied with the start into the new business year, "With a consolidated profit of almost 193 million euros, we have achieved yet another record result and are fully in line with our plans. With more than 12.4 million customers to date, the base for our future business continues to expand vigorously."

One further record result achieved

With this result, Raiffeisen International has clearly surpassed its previous record for quarterly results. Profit before tax and consolidated profit amounted to 240.6 million and 156.3 million euros, respectively, for the fourth quarter 2006 (discounting one-off effects). With amounts of 292.5 million euros (plus 17.4 per cent over the previous quarter) and 192.6 million euros (plus 25.1 per cent over the previous quarter), respectively, the results for the first quarter were clearly higher. "In the first quarter, we achieved distinct improvements in all result components. We are programmed to generate further growth," said Martin Grüll, CFO of Raiffeisen International.

Distinct increase over first quarter of 2006

Raiffeisen International's operating income grew by 40.0 per cent or 238.1 million euros to 832.7 million euros during the first three months of 2007, as compared to the first quarter 2006. Net interest income, amounting to 505.0 million euros, increased by 33.5 per cent or 126.8 million from 378.2 million euros in Q1/2006. In line with the budget, the biggest growth in net interest income came from the Retail Customers segment; its contribution to net interest income rose by 43.2 per cent to 306.7

million. The Group's entities in the Commonwealth of Independent States (CIS) produced the biggest increase in net interest income, namely 51.9 per cent (to 175.8 million euros), while net interest income of the other regions grew by one quarter each. The interest margin was 3.52 per cent; this is 13 basis points below the value of the same period of the previous year. Interest margins in Southeastern Europe and Central Europe were below the values recorded for the previous year.

Risk/earnings ratio at 15 per cent

Compared to the same quarter of the previous year new allocations to provisions for impairment losses grew by 37.1 per cent or 20.5 million euros to 75.9 million euros. Of this increase, almost 6 million euros were accounted for by changes in the scope of consolidation, therefore mainly in the CIS. Overall, more than half or 38.7 million euros of the new allocations to provisions for impairment losses were allocated in the CIS, more than half thereof were portfolio-based. New allocations to provisions for impairment losses were almost unchanged compared to last year in Central Europe with 19.9 million euros and Southeastern Europe with 17.3 million euros. In total, 43 per cent of the provisions for impairment losses were made for the CIS, 28 per cent for Central Europe and 29 per cent for Southeastern Europe. The resulting net interest income after provisioning went up by 32.9 per cent to 429.1 million euros (Q1/2006: 322.8 million).

The risk/earnings ratio – the relationship between loan-loss provisions and net interest income – amounted to 15.0 per cent on the balance-sheet date. At year-end 2006 it had still amounted to 17.5 per cent. Nearly two thirds of all provisions were formed for Retail Customers and one third was formed for Corporate Customers.

Result driven by major increase of commission business

Net commission income for the first quarter improved considerably compared to the first three months 2006. It grew by 48.7 per cent to 275.1 million euros, with 22.1 million euros derived from changes in the scope of consolidated companies (inclusion of Impexbank and eBanka and deconsolidation of Raiffeisenbank Ukraine). Almost two thirds (58.5 million euros) of the total increase of 90.1 million euros were generated by the Retail Customers segment, which is due to the larger volume of transactions, especially regarding private customers. In regional terms, Southeastern Europe recorded the biggest increase, namely 62.6 per cent to 80.7 million euros. The main product segments of the net commission income are payment transactions with a share of 43.2 per cent or 118.8 million euros as well as foreign-currency and precious-metals business with a share of 28.2 per cent or 77.6 million euros. All other business sectors also grew considerably on account of the bigger number of customers.

Trading profit rose by 19.1 per cent or 5.7 million euros to 35.6 million euros, which is primarily due to the clearly higher income from interest-related transactions, while the currency-related business slightly decreased, on account of exchange-rate volatilities affecting several CEE currencies.

Cost/income ratio improved to 57.2 per cent

During the first three months of 2007, administrative expenses rose by 37.1 per cent to 476.5 million euros, as compared to the same period last year. The increase is thus below the rise in operating income which amounted to 40.0 per cent. In view of the still high costs incurred for the expansion of distribution channels, as well as system conversions and integrations, this is very satisfactory. Since year-end 2006, the cost/income ratio improved by 1.9 percentage points to 57.2 per cent.

Quarterly operating profit amounted to 356.1 million euros for the first quarter which reflects an increase of 59.3 million euros (plus 19.9 per cent) compared to the previous quarter. In comparison to the first quarter 2006, the increase amounted to 109.0 million euros (plus 44.1 per cent).

Credit growth drives balance sheet total to almost 60 billion euros

With a growth of 6.7 per cent for the first quarter 2007, the balance sheet total at the end of March amounted to 59.6 billion euros (year-end 2006: 55.9 billion euros). The main driver behind this growth was once again the expansion of loan volumes. Loans and advances to customers rose by 8.2 per cent or 2.9 billion euros to 37.9 billion euros since the beginning of the year. Deposits from customers went up by 5.3 per cent to 34.9 billion euros.

Major increase of equity base

Equity shown on Raiffeisen International's balance sheet rose by 5.4 per cent, or 247 million euros, from the end of 2006 to 4,837 million euros on the reporting date. The increase resulted primarily from the first quarter's profit of 230.8 million euros. Furthermore, exchange rate movements of some CEE currencies and related capital hedges increased equity by 8.4 million euros. Return on equity (ROE) before taxes stood at 25.5 per cent, which is 1.8 percentage points above the 23.7 per cent obtained for the first quarter 2006.

The Tier 1 ratio, banking book, which is of significance for assessing financial strength, amounted to 9.3 per cent (year-end 2006: 9.8 cent). The Tier 1 ratio, including market risk, amounted to 8.6 per cent (year-end 2006: 9.0 per cent) and was thus clearly above the amount required for banks by the Austrian Banking Act (4.0 per cent).

Largest distribution network of all western banks in CEE

During the period under review, the already quite extensive network of business outlets was consistently further developed. A total of 39 new business outlets were opened during the first quarter. Moreover, three outlets were added by consolidating asset management companies for the first time. In consequence, the total distribution network of Raiffeisen International in CEE comprised 2,890 business outlets in 16 markets at the reporting date. No other international bank in the region has a similarly extensive and closely-knit distribution network.

Segment reporting

Raiffeisen International has structured its business activities according to business segments and regions.

Retail Customers showed biggest growth dynamics

When presenting the results according to business sectors, the outstanding component is the growth of the quarterly profit before tax of the Retail Customers segment by as much as 118 per cent to 111.4 million euros. This already clearly reflects the impact of economies of scale, which were targeted by investments into new products and the extension of the market presence in recent years. This segment holds a share of 38 per cent in the total result, which is an increase of 12 percentage points over the same period last year. The return on equity before tax of this segment amounted to 29.5 per cent, after 20.0 per cent for the first quarter 2006.

The result of the Corporate Customers segment improved by 21.4 per cent and amounted to 142.7 million euros. It therefore contributed 49 per cent to the total profit and continued to be the segment with the highest result. This growth was achieved in spite of bigger loan-loss provisions (plus 39 per cent). The ROE of this segment was 27.7 per cent, after 30.6 per cent for the same period of the previous year, on account of the clearly higher attributable equity. As a result, the Retail Customers segment showed a higher profitability than the Corporate Customers segment for the first time.

The result of the Treasury segment declined slightly; its pre-tax result was lower by 2.0 million euros and amounted to 48.3 million euros. This was due to higher administrative expenses, while operating income remained constant. ROE went down from 35.5 per cent last year to 29.7 per cent. The cost/income ratio rose from 22.4 per cent for the same period last year to 27.6 per cent.

The segment Participations and Other showed a deficit of 9.9 million euros for the first quarter 2007 (Q1/2006: minus 25.0 million euros). Besides non-banking business, this segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in parent company Raiffeisen International Bank-Holding AG.

Southeastern Europe with largest profit hike

The region Southeastern Europe achieved the largest growth in its result during the first quarter 2007: The increase of 69.7 per cent to 97.6 million euros translates into a hike in the total profit contribution of three percentage points to 33 per cent. This growth is primarily due to the vigorous expansion of the operating income, especially of the net commission income. Accordingly, ROE before tax of this segment also went up by a solid 6.9 percentage points to 29.1 per cent. The cost/income ratio of this segment improved from 59.7 per cent to 56.0 per cent.

Central Europe continued to be the largest geographical segment. It earned a pre-tax profit of 114.5 million euros (Q1/2006: 78.9 million euros, plus 45 per cent) in the first quarter and thus had a share of 39 per cent in the pre-tax result. Return on equity improved over the first quarter 2006 by 1.4 percentage points to 23.7 per cent. The cost/income ratio went up from 56.8 per cent to 59.6 per cent.

The Group's entities active in the CIS showed a profit before tax of 80.3 million euros. The figure for the same period last year was 57.4 million euros (plus 39.9 per cent). The respective cost/income ratio improved from 59.2 per cent to 55.7 per cent. ROE before taxes went down from 27.9 per cent to 24.7 per cent, on account of the clearly higher attributable equity.

Outlook remains unchanged

The corporate customer business is again expected to make the largest contribution to overall profit in 2007. The focus on the mid-market segment will be intensified this year. The emphasis in the retail segment, which is developing very well, will be on further expansion of the branch network and of alternative distribution channels, e.g. the internet and call centres.

The management expects a consolidated profit of at least 700 million euros for 2007.

For the period to 2009, Raiffeisen International anticipates annual growth of the balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

Raiffeisen International forecasts an ROE before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent and the target for the risk/earnings ratio is set of about 15 per cent.

You can download the report at http://qr012007.ri.co.at.

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna



First Quarter Interim Report 2007



Central and Eastern Europe á la carte

In our 2006 annual report, we invited you to discover cuisines of Raiffeisen Bank's home markets. The cover page of this quarterly report shows pite, a flatbread popular in Kosovo.

Would you like to take a culinary journey to the fascinating world of Central and Eastern Europe? At www.ar2006.ri.co.at under "Culinary Delicacies," you will find background information and selected recipes for specialties from this region.

Survey of Key Data

Raiffeisen International Group Monetary values in € mn	2007	2006	Change
Income Statement	**1/1–31/3**	**1/1–31/3**	
Net interest income after provisioning	429.1	322.8	32.9%
Net commission income	275.1	185.0	48.7%
Trading profit	35.6	29.9	19.1%
General administrative expenses	(476.5)	(347.5)	37.1%
Profit before tax	292.5	193.9	50.8%
Profit after tax	230.8	151.5	52.4%
Consolidated profit (after minorities)	192.6	124.2	55.0%
Balance sheet	**31/3**	**31/12**	
Loans and advances to banks	8,686	8,202	5.9%
Loans and advances to customers	37,928	35,043	8.2%
Deposits from banks	15,287	13,814	10.7%
Deposits from customers	34,921	33,156	5.3%
Equity (incl. minorities and profit)	4,837	4,590	5.4%
Balance sheet total	59,621	55,867	6.7%
Performance	**1/1–31/3**	**1/1–31/12**	
Return on equity (ROE) before tax	25.5%	27.3%[1]	(1.8) PP
Return on equity (ROE) after tax	20.2%	21.0%[1]	(0.8) PP
Consolidated return on equity (after minorities)	19.4%	21.4%[1]	(2.0) PP
Cost/income ratio	57.2%	59.1%	(1.9) PP
Return on assets (ROA) before tax	2.04%	1.90%[1]	0.14 PP
Net provisioning ratio (risk-weighted assets)	0.78%	0.97%	(0.19) PP
Risk/earnings ratio	15.0%	17.5%	(2.5) PP
Regulatory information[2]	**31/3**	**31/12**	
Risk-weighted assets, incl. market risk	43,077	41,052	4.9%
Total own funds	4,594	4,513	1.8%
Own funds requirement	3,446	3,284	4.9%
Excess cover	33.3%	37.5%	(4.2) PP
Core capital ratio (Tier 1), banking book	9.3%	9.8%	(0.5) PP
Core capital ratio (Tier 1), incl. market risk	8.6%	9.0%	(0.4) PP
Own funds ratio	10.7%	11.0%	(0.3) PP
Stock data	**31/3**	**31/3**	
Earnings per share in €	1.35	0.87	0.48
Price in €	105.38	70.40	49.7%
First quarter high (closing price) in €	119.95	72.50	65.4%
First quarter low (closing price) in €	98.91	55.20	79.2%
Number of shares outstanding in mn	142.77	142.77	–
Market capitalization	15,045	10,051	49.7%
Resources	**31/3**	**31/12**	
Number of employees on balance sheet date	53,880	52,732	2.2%
Number of business outlets	2,890	2,848	1.5%

1) Excl. one-off effects due to the sales of Raiffeisenbank Ukraine and the stake in Bank TuranAlem.

2) Calculated according to the Austrian Banking Act (Bankwesengesetz, BWG). Raiffeisen International as part of the RZB-Group is not subject to the Austrian Banking Act.

Highlights

Consolidated profit again at record level

Raiffeisen International Bank-Holding AG shows another record quarterly result with consolidated profit of € 193 million. This beat the previous best result from the fourth quarter of 2006 (excluding one-off effects) by 23 per cent. The increase on the comparable period of last year came to 55 per cent. Raiffeisen International thus achieved in the first quarter of 2007 nearly the same result as in the whole of 2004, the last year before its listing on the stock exchange.

Strongest growth in retail customer segment

The dynamically growing business area of retail customers again showed a sharp earnings increase. Profit before tax rose on the comparable period by 118 per cent to € 111 million. The return on equity was 29.5 per cent, which represents a plus of 9.5 percentage points. This was due to a sizeable increase in the number of customers. Compared with the end of 2004, the number of customers went up from 5 million to about 12.4 million.

Raiffeisen Bank celebrates 20th anniversary in Hungary

In January 2007 *Raiffeisen Bank Zrt.* celebrated the 20th anniversary of its founding. At the beginning of 1987, long before the change of political system in Eastern Europe was discernible, Unicbank, the predecessor of today's Raiffeisen Bank Zrt. commenced operation. Since then, it has become the sixth-largest bank in Hungary with about 485,000 customers and 120 branches. This pioneering achievement marked the beginning of the successful expansion of Raiffeisen to Central and Eastern Europe (CEE).

Contents

Overview of Raiffeisen International	***3***
Stock of Raiffeisen International	***4***
Business Development (with unchanged outlook)	***6***
Segment Reports	***15***
Consolidated Financial Statements	***21***
Income Statement	***21***
Profit Development	***22***
Balance Sheet	***23***
Statement of Changes in Equity	***24***
Notes	***25***
Financial Calendar/Publication Details/Disclaimer	***42***

Overview of Raiffeisen International

Raiffeisen International is one of the leading banking groups in Central and Eastern Europe. The focus of company activities is on retail and corporate business. Altogether, at the end of March 2007, Raiffeisen International's network comprised 17 banks and numerous leasing companies in 16 markets. Furthermore, it has representative offices in Moldavia and Lithuania. The network banks are among the top three banks in eight markets and are the market leaders in Albania and Serbia. Raiffeisen International is the leading Western-owned banking group in the entire CIS. As of 31 March 2007, nearly 54,000 employees were serving about 12.4 million customers in 2,890 business outlets.

The network banks of Raiffeisen International

As of 31 March 2007	***Balance sheet total in € mn***	***Change****	***Business outlets***	***Number of employees***
Albania, Raiffeisen Bank Sh.a.	*1,766*	*(0.9%)*	*94*	*1,293*
Belarus, Priorbank, OAO	*891*	*10.2%*	*66*	*1,869*
Bosnia and Herzegovina, Raiffeisen Bank d.d. Bosna i Hercegovina	*1,669*	*4.9%*	*78*	*1,355*
Bulgaria, Raiffeisenbank (Bulgaria) EAD	*2,443*	*0.3%*	*120*	*2,012*
Croatia, Raiffeisenbank Austria d.d.	*4,670*	*0.7%*	*52*	*1,758*
Czech Republic, eBanka, a.s.	*812*	*1.6%*	*64*	*686*
Czech Republic, Raiffeisenbank a.s.	*3,443*	*(5.2%)*	*54*	*1,506*
Hungary, Raiffeisen Bank Zrt.	*6,778*	*7.7%*	*121*	*2,793*
Kosovo, Raiffeisen Bank Kosovo S.A.	*406*	*9.0%*	*33*	*486*
Poland, Raiffeisen Bank Polska S.A.	*3,747*	*(6.6%)*	*88*	*2,149*
Romania, Raiffeisen Bank S.A.	*4,845*	*4.4%*	*295*	*4,927*
Russia, OAO Impexbank	*1,870*	*3.5%*	*197*	*5,532*
Russia, ZAO Raiffeisenbank Austria	*7,893*	*22.1%*	*45*	*2,746*
Serbia, Raiffeisen banka a.d.	*2,192*	*(0.6%)*	*69*	*1,742*
Slovakia, Tatra banka, a.s.	*6,265*	*3.5%*	*145*	*3,348*
Slovenia, Raiffeisen Krekova banka d.d.	*908*	*(5.2%)*	*14*	*353*
Ukraine, VAT Raiffeisen Bank Aval	*4,799*	*11.6%*	*1,299*	*17,549*
Subtotal, network banks	***55,369***	***5.7%***	***2,834***	***52,104***
Raiffeisen-Leasing International (subgroup)	*3,262*	*5.1%*	*50*	*1,322*
Other / consolidation	*990*	*178.3%*	*6*	*454*
Total, Raiffeisen International	***59,621***	***6.7%***	***2,890***	***53,880***

**Changes versus 31 December 2006. Growth in local currencies differs due to euro exchange rates.*

Raiffeisen International is listed on the Vienna Stock Exchange. With a 70 per cent stake, Raiffeisen Zentralbank Österreich AG (RZB) is the main shareholder; the remaining 30 per cent is in free float. With a balance sheet total of € 115.6 billion as of 31 December 2006, RZB is Austria's third-largest bank and the central institution of Raiffeisen Bankengruppe (RBG), the largest banking group in Austria.

Stock of Raiffeisen International

High volatility on the international stock markets

The year 2007 began the same way 2006 ended. Driven by mostly gratifying profit reports and better than expected economic data, major stock indexes advanced to new highs in February. However, a correction began in the last two trading days of the month, triggered by uncertainty on the Chinese stock market and renewed concerns about the US economy. It pushed established stock markets down from year-to-date highs to lows. Defaults on the US mortgage market, which temporarily burdened financial stocks in particular, aggravated the situation. Toward the end of the quarter, hopes of US interest rate cuts exerted a calming influence.

Price performance compared with ATX and DJ EURO STOXX Banks



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

The high volatility of international stock markets in the first quarter also affected Raiffeisen International's share price performance. In January, the stock hit an all-time high in intraday trading of € 120.50. After stagnating at a high level, it was unable to decouple from the general price corrections on international stock markets. For that reason, the stock's strong upwards trend since June 2006 was interrupted in the final trading days of February. Its closing price on 1 March 2007 was € 98.91. The stock's price stabilized in the course of the subsequent market rally. It closed trading at the end of the quarter at € 105.38. This represents a price gain of about 50 per cent compared with the end of March 2006.

Capital market communication

Raiffeisen International introduced itself for the first time to investors in Asia in mid-February. It successfully recommended its stock as an attractive investment possibility to potential investors in Tokyo. The Asian metropolis has the highest concentration of Raiffeisen International shareholders after London and the New York-Boston region.

The presentation of Raiffeisen International's business figures for 2006 was very well attended. Over 50 analysts and investors accepted invitations to the conference that the company held on 28 March 2007. The earnings figures announced for 2006 on that day exceeded the expectations of market participants.
The attractiveness of Raiffeisen International stock is also reflected by the further increase of reporting activities. For the first time, Goldman Sachs, HSBC, and ING published analyses about Raiffeisen

International in the first quarter of 2007. Altogether, 18 investment banks and analyst firms were regularly watching Raiffeisen International in the period under review. Selected analyses may be called up as PDF documents on the internet at www.ri.co.at → Investor Relations → RI Shares → Analyst Reports.

Like last year, Raiffeisen International offers to any interested parties the presentations from its analyst conference along with further information, which may be called up on the internet at www.ri.co.at → Investor Relations → Financial Reports & Figures.

The second Annual General Meeting open to the public will be held on 5 June 2007 at the Austria Center in Vienna. The agenda will be published at the end of May on the internet at www.ri.co.at → Investor Relations → Events → Annual General Meeting.

Stock data details

Price on 31 March 2007	*€ 105.38*
High/low (closing prices) in Q1 2007	*€ 119.95 / € 98.91*
Earnings per share for Q1 2007	*€ 1.35*
Market capitalization as of 31 March 2007	*€ 15.05 billion*
Average daily trading volume (single counting) in Q1 2007	*273,192 shares*
Stock exchange turnover (single counting) in Q1 2007	*€ 1.907 billion*
Free float	*30%*

ISIN	*AT0000606306*
Ticker symbols	*RIBH (Vienna Stock Exchange)* *RIBH AV (Bloomberg)* *RIBH.VI (Reuters)*
Market segment	*Prime Market*
Issue price per share (25 April 2005)	*€ 32.50*
Number of shares outstanding	*142,770,000*

IR contact information

Website: www.ri.co.at → Investor Relations
E-mail: investor.relations@ri.co.at
Phone: +43 (1) 71 707 2089
Fax: +43 (1) 71 707 2138

Raiffeisen International Bank-Holding AG, Investor Relations
Am Stadtpark 9, 1030 Vienna, Austria

Business Development

Credit growth drives balance sheet total

Raiffeisen International achieved balance sheet growth of almost 7 per cent in the first quarter. The balance sheet total rose by € 3.7 billion from € 55.9 billion to € 59.6 billion.

As in the previous quarters, the main part of this increase is due to lending growth; loans and advances to customers rose from the beginning of the year by € 2.9 billion to € 37.9 billion. Adjusted for provisions for impairment losses, lending to customers already account for 62 per cent of the balance sheet total. Five years ago, that figure still stood at 50 per cent.

In the first quarter, first time consolidations and currency exchange rate changes had no appreciable effects on business volume. They amounted to only about 1 per cent of growth.

Earnings grow by more than half

Raiffeisen International again registered significant earnings increases compared with the first quarter of 2006. *Consolidated profit* came to € 193 million and was thus 55 per cent, or € 69 million, above last year's level. This almost entirely organic growth benefited greatly from increases in commission-based business. *Net commission income rose by* 49 per cent to € 275 million, with all products contributing relatively equally to the increase. The most significant growth in absolute terms was achieved in the area of payment transfers (plus € 39 million). *Net interest income* rose by about one third to € 505 million. Consolidated profit includes special gains of € 23 million due to the sale of a Hungarian company operating in the energy sector and the initial consolidation of three asset management companies in Croatia, Slovakia, and Hungary.

Greatest plus in Southeastern Europe

The region of *Southeastern Europe* registered the most significant earnings increase in the first quarter of 2007. Its increase of 70 per cent to € 98 million means an increase of its share of total earnings before tax by about 3 percentage points to 33 per cent. The reason for the increase is strong expansion of operating income and especially of net commission income.

Central Europe, still the largest segment, shows a profit of € 115 million and a 39 per cent share of group's earnings before tax. Profit increased by 45 per cent and the return on equity improved by 1.4 percentage points to 23.7 per cent.

In the *CIS* segment, the first quarter shows an earnings increase of 40 per cent to € 80 million. Because of the sale of Raiffeisenbank Ukraine and increased allocations to portfolio-based provisions, the rate of increase remained below those of the previous quarters.

Profit surge in retail customer segment

The *retail customer* segment continued to develop very dynamically in the first quarter of 2007. Profit before tax rose by 118 per cent to € 111 million. Large increases in net interest income (plus 43 per cent) and in net commission income (plus 51 per cent) were the decisive factors. The rise is a consequence of increased market penetration and related volume. The segment's share of total earnings climbed to 38 per cent (first quarter of 2006: 26 per cent). For the first time, the segment achieved a return on equity of 29.5 per cent which was higher than that of the corporate customer segment.

Earnings in the *corporate customer segment* rose by 22 per cent to € 143 million and thus contributed 49 per cent to total earnings. This was achieved despite higher provisions for impairment losses (plus 39 per cent). The *treasury segment* was slightly below last year's result at € 48 million (minus 4 per cent). This was due to increased general administrative expenses accompanied by constant operating income.

Further improvement of cost/income ratio to 57 per cent

At 40 per cent, the increase of operating income was above the 37 per cent rise in general administrative expenses, which is satisfactory in view of the continued high costs arising from the expansion of distribution channels, system conversions, and integration measures. The *cost/income ratio* of 57.2 per cent was accordingly 1.9 percentage points below the year-end level of 59.1 per cent.

Operating income rose by € 238 million to € 833 million. Of that, net commission income improved most significantly, increasing 49 per cent to € 275 million. Net interest income rose by one-third to € 505 million. The changes in the scope of consolidation (addition of Impexbank and eBanka and disposal of Raiffeisenbank Ukraine) had an effect of € 34 million on operating income.

General administrative expenses grew in the first quarter of 2007 by 37 per cent, or € 129 million, on the corresponding period of 2006 to € 477 million. Changes in the scope of consolidation were responsible for about € 35 million. Organic growth of this item came to 27 per cent.

Return on equity remains above 25 per cent

The *return on equity before tax* was 25.5 per cent at the end of March despite a sharply increased equity base. This represents a decline of 1.8 percentage points compared with the end of 2006, when the ROE adjusted for one-off effects was 27.3 per cent. Average equity rose by 41 per cent to € 4,581 million due to profit retention, and the increase of profit was strikingly higher at 51 per cent.

The *consolidated return on equity (after tax and minority interests)* came to 19.4 per cent and was thus 2.0 percentage points below the year-end level adjusted for one-off effects. *Earnings per share* for the first quarter of 2007 improved on the corresponding period of 2006 by € 0.48 to € 1.35, with the number of shares outstanding unchanged compared to the end of the year.

Detailed review of items in the income statement

Operating profit in the first quarter of 2007 improved further compared with the preceding quarters. *Quarterly operating profit* of € 356 million was up by € 59 million on the final quarter of 2006 and by € 109 million on the first quarter of 2006.

Altogether, *operating income* amounted to € 833 million in the first quarter of 2007, which represents an increase on the comparable period of 40 per cent, or € 238 million. Of that, *net commission income* grew most strongly in the first quarter with a plus of 49 per cent, or € 90 million, to € 275 million. That was driven by consistently higher income from fees and commissions for nearly all banking products. *Net interest income*, which increased by a good one-third, or € 127 million, to € 505 million, also contributed to the growth of operating income. *Trading profit* rose by 19 per cent, or € 6 million, to € 36 million, which was primarily due to increased income from interest-based business, while currency-based business declined slightly because of the exchange rate volatility of certain CEE currencies.

General administrative expenses rose in the first quarter by 37 per cent to € 477 million and hence by somewhat less than operating income. The cost/income ratio thus improved by 1.9 percentage points on the year-end level and by 1.2 percentage points on the comparable period to 57.2 per cent and is thus near the medium-term target. The share of *staff expenses* in general administrative expenses increased by 2 percentage points to 49 per cent, which is due to increased personnel costs in the CIS and Central Europe.

Operating profit in period comparison

in € mn	***Q1 2007***	***Change***	***Q1 2006***	***Q1 2005***
Net interest income	*505*	*33.5%*	*378*	*259*
Net commission income	*275*	*48.7%*	*185*	*133*
Trading profit	*36*	*19.1%*	*30*	*5*
Other operating income	*17*	*>500.0%*	*2*	*5*
Operating income	***833***	***40.0%***	***595***	***402***
Staff expenses	*-234*	*43.2%*	*-164*	*-116*
Other operating expenses	*-191*	*32.6%*	*-144*	*-99*
Depreciation/amortization/write-downs	*-51*	*28.5%*	*-39*	*-26*
General administrative expenses	***-477***	***37.1%***	***-348***	***-241***
Operating profit	***356***	***44.1%***	***247***	***161***

Operating income

Raiffeisen International's *operating income* increased in the first three months of this year by 40 per cent, or € 238 million, on the comparable period in 2006 to € 833 million.

Net interest income grew by about one-third, or € 127 million, to € 505 million. This increase is thus somewhat below the increase of the average balance sheet total, which grew by 38 per cent to € 57.3 billion. Changes in the scope of consolidation had an impact of € 15 million. Excluding those, the increase of net interest income would be just under 30 per cent. The largest increases in net interest income were in the retail customer segment, whose contribution to net interest income grew by 43 per cent to € 307 million. Group units in the CIS raised their net interest income most significantly, with a plus of 52 per cent, while net interest income grew by about one-fourth in each of the other regions. At 3.52 per cent, the interest margin was 13 basis points below the comparable period's level. In particular, margins in Southeastern Europe and Central Europe were below the levels a year earlier.

Net commission income improved strongly in the first quarter, growing by 49 per cent, or € 90 million, to € 275 million. Of that, € 22 million came from changes in the scope of consolidation. Retail customers accounted for almost two-thirds, or € 59 million, of the total increase of € 90 million, which is due to the higher number of transactions executed, especially in personal banking business. In regional terms, the largest increase was registered by the Southeastern Europe segment, with a plus of 63 per cent. The important product segments for net commission income are payment transfers at 43 per cent, or € 119 million, and foreign exchange, notes and coins, and precious metals business at 28 per cent, or € 78 million. Other business areas also grew significantly because of increased customer traffic.

Structure of operating income


Net commission income 33% (+2 PP)
Trading profit 4% (-1 PP)
Others 2% (+2 PP)
Net interest income 61% (-3 PP)

With an increase of 19 per cent, *trading profit* developed less strongly, growing by € 6 million to € 36 million. At € 16 million, *currency-based business* was € 10 million below the last year's level, which is due to currency development in certain CEE markets and the related remeasurement of some foreign exchange positions. On the other hand, earnings from *interest-based business* rose by € 10 million to € 12 million which resulted from a favorable development of the interest markets, particularly in Slovakia, Poland, and Russia.

Other operating income amounted to € 17 million (after € 2 million in the comparable quarter). This increase is largely due to a special gain. The first-time inclusion of asset management units in Slovakia, Hungary, and Croatia, necessary because Group materiality limits were exceeded, yielded gains on the release of negative goodwill from the initial consolidation in the amount of € 12 million. The remaining income came primarily from higher results in operating leasing.

General administrative expenses

General administrative expenses grew in the first quarter by 37 per cent, or € 129 million, on the comparable period in 2006 to € 477 million, with changes in the scope of consolidation accounting for € 35 million. The organic increase of general administrative expenses thus amounted to 27 per cent, or € 94 million. With this increase, operating expenses were below operating income in percentage terms, with the result that the cost/income ratio, a measurement of efficiency, improved by 1.2 percentage points to 57.2 per cent.

Structure of general administrative expenses



Other operating costs 40% (-2 PP)
Depreciation, amortisation and writedowns 11% (+/-0 PP)
Staff costs 49% (+2 PP)

Staff expenses grew by 43 per cent, or € 71 million, on the comparable period to € 234 million, of which changes in the scope of consolidation accounted for € 21 million. Significant increases of about 70 per cent were registered in the CIS, particularly in Russia, partly because Impexbank was consolidated for the first time in the second quarter of 2006 only. Set against a moderate rise of staff costs per employee in the comparable period in Central Europe and Southeastern Europe is a greater increase in the CIS.

The average number of staff members came to 53,259 and was thus about 22 per cent, or 9,479, higher than in the first quarter of 2006, with somewhat more than half of the difference being attributable to Impexbank, which was consolidated in the second quarter of 2006 for the first time.

Other administrative expenses rose by one-third, or € 47 million, to € 191 million and thus by significantly less than staff expenses. Almost one-fourth of the increase is due to changes in the scope of consolidation. Expenses went up in Central Europe and the CIS by 47 per cent each, while only growing by 27 per cent in Southeastern Europe. An especially high plus of 72 per cent was caused by advertising expenses made to support Raiffeisen International's market presence.

On balance, 39 new business outlets were opened in the first three months. Added to that were three business outlets from the first time consolidation of the asset management companies, which brings the total number now to 2,890. Most of the new outlets were opened in Southeastern Europe.

Depreciation/amortization/write-downs of tangible and intangible fixed assets rose by 29 per cent, or € 11 million, to € 51 million, with changes in the scope of consolidation accounting for about € 4 million. Capital investments in tangible and intangible fixed assets (excluding operating leasing) amounted to € 69 million in the first quarter, with the share of intangible assets at just under 13 per cent.

Consolidated profit

Compared with the corresponding period of 2006, new allocations to *provisions for impairment losses* rose by 37 per cent, or € 21 million, to € 76 million. Almost € 6 million of that increase were due to changes in the scope of consolidation and hence primarily to the CIS. Altogether, more than half, or € 39 million, of the provisions for impairment losses were formed in the CIS, of which portfolio-based provisions in turn accounted for more than half. Net allocations were nearly unchanged compared with the first quarter of last year in Central Europe at € 20 million and Southeastern Europe at € 17 million.

The *risk/earnings ratio* came to 15.0 per cent overall. Nearly two-thirds of all provisions were formed for retail customers, while corporate customers accounted for one-third. This breakdown was unchanged from the preceding year. The largest individual case concerned a Serbian company for which a provision of € 4 million was formed.

The value shown in the table under *other net remeasurements* of € 15 million primarily concerned the sale of the Hungarian company *SINESCO Energiaszolgáltató Kft.*, Budapest. This energy production company was sold at the end of March 2007; income from the disposal of this Group asset amounted to € 11 million.

Development of consolidated profit in period comparison

in € mn	*Q1 2007*	*Change*	*Q1 2006*	*Q1 2005*
Profit from operating activities	***356***	***44.1%***	***247***	***161***
Provisions for impairment losses	*-76*	*37.1%*	*-55*	*-29*
Other net items	*15*	*–*	*-2*	*1*
Profit before tax	***292***	***50.8%***	***194***	***133***
Income tax	*-62*	*45.4%*	*-42*	*-24*
Profit after tax	***231***	***52.4%***	***151***	***109***
Minority interests in profit	*-38*	*40.4%*	*-27*	*-17*
Consolidated profit	***193***	***55.0%***	***124***	***93***

Income tax rose by 45 per cent, or € 19 million, to € 62 million, which was a slightly lower increase than that of earnings before tax at 51 per cent. The tax rate consequently decreased on the previous period by 1 percentage point to 21 per cent. The effective tax rate is the highest in the CIS at about 25 per cent, while only amounting to 11 per cent in Southeastern Europe.

This yields an increase of *profit after tax* by 52 per cent to € 231 million, of which *minority interests in profit* are to be subtracted; those are the minority shareholders who own stakes in the various Group units. They are entitled to a total of € 38 million of profit in the first quarter of 2007. The *consolidated profit* allocable to Raiffeisen International's shareholders increased by 55 per cent, or € 68 million, to € 193 million. Divided by the average number of shares outstanding, this results in earnings per share for the period of € 1.35 (plus € 0.48).

Balance sheet development

Raiffeisen International's *balance sheet total* increased in the first quarter of this year by 7 per cent, or € 3.8 billion, to € 59.6 billion. The growth compared with the end of last year was almost entirely organic. Currency effects of about 1 percentage point had a negligible influence on the balance sheet total (plus € 0.1 billion).

The regional segments report that Central Europe, still the weightiest region, accounted for 41 per cent, or € 24.1 billion, of Group assets; the figure for the comparable period in 2006 was 42 per cent. The share attributable to the CIS rose from 24 to 27 per cent. Viewed in absolute terms, its share amounted to € 16.2 billion. Assets in the region of Southeastern Europe grew to € 19.3 billion, but their share nevertheless declined from 34 to 32 per cent.

Structure of assets



Other assets
12% (+/-0 PP)
Securities
11% (-1 PP)
Deposits
from customers
62% (+1 PP)
Loans and advances
to banks
15% (+/-0 PP)

Assets

There was scarcely any change in the structre of balance sheet assets compared with the end of last year. Growth of the balance sheet total was again driven on the asset side by *loans and advances to customers* (net, adjusted for provisions), which rose by about 8 per cent, or € 2.8 billion, to € 37.0 billion. Lending to retail customers grew by 8 per cent, or € 1.0 billion, which was mainly due to an increase of loans to private individuals. The share of customer loans to total assets increased by 1 percentage point to 62 per cent.

Loans and advances to banks rose by 6 percentage points to € 8.7 billion. However, the share in total assets remained unchanged at 15 per cent.

Although *other financial current assets* increased by 51 per cent, or € 0.5 billion, the share of *securities* declined by 1 percentage point to 11 per cent because securities held to maturity and securities held for trading purposes decreased by € 0.1 billion and € 0.2 billion, respectively.

The share of *other assets* remained unchanged at 12 per cent compared with the end of 2006.

Liabilities

At the end of the first quarter, the Group's liabilities showed no structural changes compared with the end of 2006. At an unchanged 59 per cent, *deposits from customers* remained the dominant item on this side of the balance sheet. *Deposits from banks* accounted for about one-fourth of the balance sheet total. The rest was attributable to *own funds* (10 per cent) and *other liabilities* (5 per cent).

Structure of liabilities and own funds



Own funds
10% (-1 PP)
Other liabilities
5% (+/-0 PP)
Deposits from customers
59% (+/-0 PP)
Deposits from banks
26% (+1 PP)

Compared with the end of 2006, *deposits from customers* rose by about 5 per cent to almost € 35.0 billion. The greatest increase of € 0.9 billion, or 12 per cent, was registered in the CIS. Deposits from customers in Central Europe and Southeastern Europe grew by 3 per cent in each region. Deposits from retail customers rose by 6 per cent, or € 1.0 billion, and hence more strongly than deposits from corporate customers (plus 5 per cent, or € 0.7 billion). Time deposits from business customers and private individuals increased most strongly in the CIS with a plus of € 0.5 billion, or 15 per cent.

Deposits from banks grew from the beginning of the year to the reporting date by 11 per cent to € 15.3 billion. While a decline was registered especially in the regions of Central Europe and Southeastern Europe, funding transactions increased in the CIS and in the parent company.

Own funds, consisting of equity and subordinated capital, declined as a share of the balance sheet total by 1 percentage point to 10 per cent. The increase by € 249 million is mainly due to the first quarter's profit. The *subordinated capital* included in own funds was unchanged at € 1.4 billion. Of this subordinated capital (Tier 2), eligible for local regulatory purposes of Group banks, 90 per cent was made available by RZB as Raiffeisen International's main shareholder, and 10 per cent by supranational institutions.

Equity on the balance sheet and regulatory capital

Equity shown on Raiffeisen International's balance sheet rose by 5 per cent, or € 247 million, from the end of 2006 to € 4,837 million on the reporting date. The increase resulted primarily from the current quarter's profit of € 231 million. Furthermore, exchange rate movements of some CEE currencies and related capital hedges increased equity by € 8 million.

The dividend of € 0.71 per share proposed for 2006 – the total payout would be € 101 million – has not been subtracted from equity in the first quarter. The dividend proposal must still be approved by the Annual General Meeting of Raiffeisen International Bank-Holding AG on 5 June 2007.

Raiffeisen International is not a banking group in its own right within the meaning of the *Austrian Banking Act (Bankwesengesetz, BWG)* and is therefore not itself, as a consolidated group, subject to the requirements of that statute. The following consolidated figures have been calculated according to the provisions of the BWG and enter into the accounts of the RZB banking group. They are provided here for information purposes only.

Regulatory own funds increased by € 81 million to € 4,594 million. This does not include the reporting year's current profit, which cannot be taken into account yet because of Austrian statutory regulations. *Core capital* (Tier 1) grew slightly, by € 20 million to € 3,725 million. Own funds also include eligible subordinated capital (Tier 2), which amounted to € 860 million (plus € 52 million) as of 31 March 2007. Set against own funds is a regulatory *own funds requirement* of € 3,446 million, which represents excess cover of more than 33 per cent.

Unchanged outlook

We expect that corporate customer business will again make the largest contribution to overall profit in 2007. The focus on the mid-market segment will be intensified this year. The emphasis in the retail segment, which is developing very well, will be on further expansion of our branch network and of alternative distribution channels, e.g. the internet and call centers.

We expect a consolidated profit of at least € 700 million for 2007.

For the period to 2009, we anticipate annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.

We forecast a return on equity (ROE) before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent. We have set a target for the risk/earnings ratio of about 15 per cent.

Segment Reports

Classification of segments

Raiffeisen International classifies its business primarily according to customer groups and proprietary business fields:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other

The secondary classification of segments for reporting is made according to regional aspects. The location of the respective business outlets is the criterion of segment assignment:

- ***Central Europe*** (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- ***Southeastern Europe*** (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- ***Commonwealth of Independent States*** (CIS)
  Belarus, Kazakhstan, Russia, and Ukraine

You will find a detailed description of the individual segments beginning on page 28. The figures stated are derived from the financial statements prepared according to the *International Financial Reporting Standards* (IFRS) that underlie the consolidated financial statements. Divergence from locally published data is possible.

Solid growth in all segments

The Southeastern Europe segment registered by far the largest increase of profit before tax, by € 58 million to € 98 million. Improving cost efficiency and growing lending business in this region are responsible for that.

Earnings also increased significantly in the other regions. In Central Europe, profit before tax grew by 45 per cent, or € 36 million, to € 115 million. In the CIS, strong organic balance sheet growth as well as the integration of Impexbank, which was consolidated for the first time in the second quarter of 2006 were responsible for an earnings increase of 40 per cent, or € 23 million; profit before tax reached € 80 million.

The greatest part of consolidated profit before tax came, as recently, from Group units in Central Europe, with a share of 39 per cent (minus 1 percentage point). The Southeastern Europe segment is the second-largest earnings source with a 33 per cent share and a plus of 3 percentage points. The CIS accounted for 28 per cent of earnings, with its share being 2 percentage points smaller than in the comparable period.

The CIS share in the total balance sheet assets advanced significantly. With 27 per cent it is 3 percentage points higher than at the end of March 2006. On the other hand, the share in the balance sheet assets of the Central Europe and Southeastern Europe segments decreased by 1 and 2 percentage points, respectively.

Segment shares of profit before tax (compared with 1/1–31/3/2006)


CIS
28% (-2 PP)
Central Europe
39% (-1 PP)
Southeastern Europe
33% (+3 PP)

Segment shares of assets (compared with 31/3/2006)


CIS
27% (+3 PP)
Central Europe
41% (-1 PP)
Southeastern Europe
32% (-2 PP)

Central Europe

in € mn	**1/1–31/3/07**	**1/1–31/3/06**	**Change**
Net interest income	177	140	26.3%
Provisioning for impairment losses	-20	-21	-5.0%
Net interest income after provisioning	**157**	**119**	**31.9%**
Net commission income	110	77	42.8%
Trading profit	12	9	29.0%
Net income (loss) from financial investments	0	-1	–
General administrative expenses	-182	-131	38.9%
Other operating profit (loss)	7	6	17.8%
Income from disposal of group assets	11	–	–
Profit before tax	**115**	**79**	**45.1%**
Share of profit before tax	39.2%	40.7%	-1.5 PP
Total assets*	24,106	17,551	37.3%
Basis of assessment, including market risk*	18,299	13,741	33.2%
Average number of employees	11,627	9,769	19.0%
Business outlets*	521	418	24.6%
Cost/income ratio	59.6%	56.8%	2.8 PP
Average equity	1,935	1,416	36.7%
Return on equity before tax	**23.7%**	**22.3%**	**1.4 PP**

* Reference date value as of 31 March

In Central Europe, a considerable earnings increase was registered in the first quarter of 2007. *Profit before tax* reached € 115 million in the first quarter of this year, which is 45 per cent, or € 36 million, more than in the corresponding period last year. This increase also includes two special gains. First, the initial consolidation of asset management units in Slovakia and Hungary yielded gains from initial consolidation of € 9 million. In Hungary, 100 per cent of the shares in Budapest-based *SINESCO Energiaszolgáltató Kft.*, a Group unit operating in the energy sector, were sold. The profit resulting from the deconsolidation amounted to € 11 million.

The *return on equity* before tax for Central Europe was 23.7 per cent and improved because of special influences by 1.4 percentage points.

The Group's assets allocable to the region rose on the preceding year by 37 per cent, or € 6.6 billion, to € 24.1 billion. The volume increase was thus somewhat higher than that of *net interest income*, which grew by 26 per cent to € 177 million. The net interest margin fell on the comparable period by 22 basis points to 2.99 per cent.

Provisioning for impairment losses fell by 5 per cent to € 20 million. The decline was due to releases and to lower new allocations in some countries. The risk/earnings ratio dropped to 11.3 per cent from 15.0 per cent in the comparable period.

Net commission income rose by € 33 million to € 110 million. This dynamic growth was based on continuously increased transaction volumes, especially in the area of payment transfers and in securities business.

Trading profit in the region of Central Europe amounted to € 12 million. The increase by € 3 million was largely attributable to valuation gains involved in interest-based transactions achieved despite slightly lower trading assets.

General administrative expenses allocable to Central Europe rose on the comparable period by 39 per cent, or € 51 million, to € 182 million. This is attributable to the larger number of staff members in Central Europe, the inclusion of eBanka, the realization of projects, and particularly higher spending on advertising. In view of this increase, the cost/income ratio in Central Europe rose by 2.8 percentage points to 59.6 per cent. The average number of staff members climbed by 19 per cent to 11,627, and the number of business outlets in Central Europe by one-fourth from 418 to 521.

Southeastern Europe

in € mn	1/1–31/3/07	1/1–31/3/06	Change
Net interest income	152	122	24.3%
Provisioning for impairment losses	-17	-17	1.8%
Net interest income after provisioning	**135**	**105**	**27.9%**
Net commission income	81	50	62.6%
Trading profit	15	13	11.8%
Net income (loss) from financial investments	1	-1	–
General administrative expenses	-145	-112	30.0%
Other operating profit (loss)	11	1	–
Profit before tax	**98**	**58**	**69.7%**
Share of profit before tax	33.4%	29.7%	3.7 PP
Total assets*	19,340	14,327	35.0%
Basis of assessment, including market risk*	12,055	10,128	19.0%
Average number of employees	13,763	11,981	14.9%
Business outlets*	755	593	27.3%
Cost/income ratio	56.0%	56.8%	-0.8 PP
Average equity	1,344	1,036	29.7%
Return on equity before tax	**29.1%**	**22.2%**	**6.9 PP**

* Reference date value as of 31 March

The region of Southeastern Europe made a very strong showing in the first quarter of 2007. *Profit before tax* rose by almost 70 per cent to € 98 million. The *return on equity before tax* likewise improved from 22.2 per cent in the comparable period to 29.1 per cent.

Net interest income increased by 24 per cent, or € 30 million, to € 152 million. While business volume rose by almost 35 per cent, the net interest margin in the region fell by 28 basis points on the first quarter of 2006 to 3.19 per cent.

Provisions for impairment losses remained at € 17 million, the same level as in the comparable period, despite the increased business volume. The risk/earnings ratio thus dropped from 13.9 to 11.4 per cent.

Net commission income grew from € 50 million to € 81 million, with the largest increases achieved in Croatia, Romania, and Serbia. The most important earnings sources were payment transfers at € 35 million, foreign exchange, notes and coins business at € 17 million.

At € 15 million, the region of Southeastern Europe registered the highest *trading profit* of all segments. By far the largest part of this amount came from currency-based business, with earnings in that area up 12 per cent.

The development of *general administrative expenses*, which rose by 30 per cent to € 145 million, continues to be shaped by expansion of the business outlet network (increase by 27 per cent from 593 to 755 business outlets). In particular, that involved increased depreciation for capital investments in branches (32 per cent) and expenditures for advertising measures (60 per cent). The average number of staff members grew by 1,782 to 13,763. The cost/income ratio improved by 0.8 percentage points to 56.0 per cent.

CIS

in € mn	***1/1–31/3/07***	***1/1–31/3/06***	***Change***
Net interest income	*176*	*116*	*52.0%*
Provisions for impairment losses	*-39*	*-17*	*122.3%*
Net interest income after provisioning	***137***	***98***	***39.5%***
Net commission income	*85*	*58*	*44.7%*
Trading profit	*9*	*7*	*19.8%*
Net income (loss) from financial investments	*0*	*0*	*–*
General administrative expenses	*-149*	*-105*	*42.5%*
Other operating profit (loss)	*-4*	*-2*	*133.7%*
Profit before tax	***80***	***57***	***39.9%***
Share of profit before tax	*27.5%*	*29.6%*	*-2.1 PP*
*Total assets**	*16,175*	*10,105*	*60.1%*
*Basis of assessment, including market risk**	*12,723*	*7,926*	*60.5%*
Average number of employees	*27,869*	*22,030*	*26.5%*
*Business outlets**	*1,614*	*1,497*	*7.8%*
Cost/income ratio	*55.7%*	*59.2%*	*-3.6 PP*
Average equity	*1,301*	*823*	*58.2%*
Return on equity before tax	***24.7%***	***27.9%***	***-3.2 PP***

* *Reference date value as of 31 March*

In the CIS, *profit before tax* increased in the first quarter of 2007 by almost 40 per cent, or € 23 million, to € 80 million despite the deconsolidation of Raiffeisenbank Ukraine. Because of a significant increase of the equity base by 58 per cent, the return on equity decreased by 3.2 percentage points to 24.7 per cent. This is due to the absence of Raiffeisenbank Ukraine, which required less capital, and a high new allocation to portfolio-based provisions.The region's contribution to group earnings was 28 per cent.

Net interest income increased in the first quarter of 2007 by 52 per cent, or € 60 million, to € 176 million. It thus developed in line with the region's balance sheet assets, which grew by € 6.1 billion to € 16.2 billion. The net interest margin hardly changed. At 4.68 per cent, it was 6 basis points below the figure for the comparable period.

Provisioning for impairment losses increased by € 22 million to € 39 million. This is a consequence of greatly expanded business volume in both the retail and corporate customer segments and is largely due to the Group's two Russian units. The share of portfolio-based provisions in the CIS was just over 51 per cent. Among specific provisions, there are no large problem cases. The largest new allocation took place in Ukraine and amounted to about € 1 million. The risk/earnings ratio was 22.0 per cent, and the coverage ratio (provisions to non-performing loans) was 166 per cent.

Net commission income increased by € 26 million to € 85 million. The most important product areas for net commission income were payment transfers at € 49 million as well as foreign exchange and notes and coins business, which contributed a further € 13 million.

Trading profit grew from € 7 million to € 9 million. This was mostly due to a constantly expanded portfolio of trading assets, which now amounts to € 0.8 billion and to increases in interest-based business.

Like operating income, *general administrative expenses* were significantly above the level a year earlier, increasing by 43 per cent, or € 44 million, to € 149 million. This is due to higher staff expenses, especially in Russia, which arose because of Impexbank's inclusion in the second quarter of 2006. The region's cost/income ratio fell significantly, from 59.2 to 55.7 per cent, despite the strong retail emphasis of Raiffeisen Bank Aval and Impexbank. The average number of staff members grew under the influence of acquisitions by 5,839 to 27,869, with the region showing by far the greatest number of Raiffeisen International employees.

Consolidated Financial Statements
(Interim report as of 31 March 2007)

Income statement

in € mn	Notes	1/1–31/3 2007	1/1–31/3 2006	Change
Interest income		983.1	675.5	45.5%
Interest expenses		(478.1)	(297.3)	60.8%
Net interest income	(2)	**505.0**	**378.2**	**33.5%**
Provisioning for impairment losses	(3)	(75.9)	(55.4)	37.1%
Net interest income after provisioning		**429.1**	**322.8**	**32.9%**
Commission income		318.3	216.3	47.2%
Commission expense		(43.2)	(31.3)	38.0%
Net commission income	(4)	**275.1**	**185.0**	**48.7%**
Trading profit	(5)	35.6	29.9	19.1%
Net income from financial investments and current financial assets	(6)	0.8	(1.9)	–
General administrative expenses	(7)	(476.5)	(347.5)	37.1%
Other operating profit/loss	(8)	14.3	5.7	153.1%
Income from disposal of group assets	(8)	14.1	–	–
Profit before tax		**292.5**	**193.9**	**50.8%**
Income taxes		(61.7)	(42.4)	45.4%
Profit after tax		**230.8**	**151.5**	**52.4%**
Minority interests		(38.2)	(27.2)	40.4%
Consolidated profit		**192.6**	**124.2**	**55.0%**

in €	1/1–31/3 2007	1/1–31/3 2006	Change
Earnings per share	**1.35**	**0.87**	**0.48**

Earnings per share are obtained by dividing consolidated profit by the average number of common shares outstanding. As of 31 March 2007, the number of common shares outstanding was 142.5 million, compared with 142.8 million as of 31 March 2006.

There were no conversion or option rights outstanding, so undiluted earnings per share are equal to diluted earnings per share.

Profit development

Quarterly results

in € mn	Q2 2006	Q3 2006	Q4 2006	Q1 2007
Net interest income	411.6	460.9	513.1	505.0
Provisioning for impairment losses	(69.6)	(104.3)	(79.6)	(75.9)
Net interest income after provisioning	**342.0**	**356.6**	**433.6**	**429.1**
Net commission income	230.6	245.4	272.4	275.1
Trading profit	41.4	40.5	63.0	35.6
Net income from financial investments and current financial assets	0.2	100.8	4.1	0.8
General administrative expense	(396.6)	(412.2)	(537.3)	(476.5)
Other operating profit/loss	9.6	0.4	(15.2)	14.3
Income from disposal of group assets	–	–	506.6	14.1
Profit before tax	**227.2**	**331.5**	**727.0**	**292.5**
Income taxes	(45.1)	(53.7)	(64.0)	(61.7)
Profit after tax	**182.1**	**277.8**	**663.0**	**230.8**
Minority interests	(17.1)	(27.7)	(20.2)	(38.2)
Consolidated profit	**165.0**	**250.1**	**642.8**	**192.6**

in € mn	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Net interest income	277.0	305.5	361.0	378.2
Provisioning for impairment losses	(34.9)	(56.1)	(47.7)	(55.4)
Net interest income after provisioning	**242.1**	**249.4**	**313.2**	**322.8**
Net commission income	146.8	150.9	175.5	185.0
Trading profit	18.4	24.7	52.7	29.9
Net income from financial investments and current financial assets	1.8	1.9	6.2	(1.9)
General administrative expense	(261.7)	(280.2)	(379.7)	(347.5)
Other operating profit/loss	(7.5)	(3.6)	(15.7)	5.7
Profit before tax	**140.0**	**143.1**	**152.1**	**193.9**
Income taxes	(28.2)	(29.3)	(27.5)	(42.4)
Profit after tax	**111.8**	**113.8**	**124.7**	**151.5**
Minority interests	(18.8)	(20.6)	(21.4)	(27.2)
Consolidated profit	**93.0**	**93.2**	**103.3**	**124.2**

Balance sheet

Assets in € mn	Notes	31/3 2007	31/12 2006	Change
Cash reserve		4,109	4,064	1.1%
Loans and advances to banks	(9)	8,686	8,202	5.9%
Loans and advances to customers	(10)	37,928	35,043	8.2%
Impairment losses on loans and advances	(11)	(924)	(872)	5.9%
Trading assets	(12)	2,516	2,684	(6.2)%
Other current financial assets	(13)	1,500	995	50.8%
Financial investments	(14)	2,674	2,787	(4.1)%
Intangible fixed assets	(15)	1,215	1,221	(0.5)%
Tangible fixed assets	(16)	1,056	1,056	0.1%
Other assets	(17)	860	688	25.1%
Total assets		**59,621**	**55,867**	**6.7%**

Equity and liabilities in € mn	Notes	31/3 2007	31/12 2006	Change
Deposits from banks	(18)	15,287	13,814	10.7%
Deposits from customers	(19)	34,921	33,156	5.3%
Liabilities evidenced by paper	(20)	1,455	1,422	2.4%
Provisions for liabilities and charges	(21)	242	218	11.2%
Trading liabilities	(22)	487	486	0.1%
Other liabilities	(23)	974	766	27.2%
Subordinated capital	(24)	1,418	1,416	0.1%
Equity	(25)	4,837	4,590	5.4%
Consolidated equity		3,979	2,804	41.9%
Consolidated profit		193	1,182	(83.7)%
Minority interests		666	604	10.3%
Total equity and liabilities		**59,621**	**55,867**	**6.7%**

Statement of changes in equity

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2007	**434**	**1,390**	**980**	**1,182**	**604**	**4,590**
Capital increases	–	–	–	–	18	18
Transferred to retained earnings	–	–	1,182	(1,182)	–	–
Dividend payments	–	–	–	–	(10)	(10)
Consolidated profit	–	–	–	193	38	231
Exchange differences	–	–	(11)	–	4	(7)
Capital hedges	–	–	15	–	–	15
Own shares/share incentive program	–	2	–	–	–	2
Other changes	–	–	(13)	–	13	–
Equity as of 31/3/2007	**434**	**1,391**	**2,153**	**193**	**666**	**4,837**

in € mn	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Minority interests	Total
Equity as of 1/1/2006	**434**	**1,395**	**589**	**382**	**475**	**3,276**
Transferred to retained earnings	–	–	382	(382)	–	–
Dividend payments	–	–	–	–	(24)	(24)
Consolidated profit	–	–	–	124	27	151
Exchange differences	–	–	(20)	–	(6)	(26)
Capital hedges	–	–	37	–	–	37
Own shares/share incentive program	–	1	–	–	–	1
Other changes	–	–	(10)	–	8	(2)
Equity as of 31/3/2006	**434**	**1,396**	**978**	**124**	**481**	**3,413**

The total nominal share capital of *Raiffeisen International Bank-Holding AG* as stated in its memorandum and Articles of Association amounted to € 434.5 mn.

Cash flow statement

in € mn	*1/1–31/3 2007*	*1/1–31/3 2006*
Cash and cash equivalents at the end of the previous period	***4,064***	***2,908***
Net cash from operating activities	*(26)*	*(521)*
Net cash from investing activities	*60*	*4*
Net cash from financing activities	*8*	*3*
Effect of exchange rate changes	*3*	*(10)*
Cash and cash equivalents at the end of period	***4,109***	***2,384***

Notes

Accounting and valuation principles

The consolidated financial statements of Raiffeisen International are prepared in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*) and the international accounting standards adopted by the EU including the applicable interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*). The unaudited interim report as of 31 March 2007 is prepared in conformity with IAS 34. In the interim reporting, exactly the same accounting and valuation principles and consolidation methods are applied as in the preparation of the 2006 consolidated financial statements.

IFRS 7 (Disclosure requirements related to financial instruments) is effective for annual periods beginning on or after 1 January 2007. IFRS supersedes IAS 30 (Disclosures in the financial statements of banks and similar financial institutions) and IAS 32 (Financial instruments: Presentation) regarding disclosure requirements. The changes mainly concern the separate disclosure of valuation categories. In the interim report, valuation categories are disclosed separately for the first time.

Balance sheet relating to valuation categories

Assets *in € mn*	**31/3 2007**	**31/12 2006**	**Change**
Cash reserve	**4,109**	**4,064**	**1.1%**
Trading assets	**2,557**	**2,719**	**(6.0)%**
Positive fair values of derivative financial instruments	383	349	9.7%
Shares and other variable-yield securities	34	27	27.0%
Bonds, notes and other fixed-interest securities	2,119	2,285	(7.2)%
Loans held for trading	21	59	(64.9)%
Financial assets at fair value through profit or loss	**1,501**	**995**	**50.8%**
Shares and other variable-yield securities	43	40	7.6%
Bonds, notes and other fixed-interest securities	1,457	955	52.7%
Available-for-sale financial assets	**9**	**8**	**11.6%**
Other interests	9	8	11.6%
Loans and advances to banks	**46,473**	**42,960**	**8.2%**
Loans and advances to banks	8,686	8,202	5.9%
Loans and advances to customers	37,891	34,978	8.3%
Other non-derivative financial assets	819	652	25.7%
Impairment losses on loans and advances	(924)	(872)	5.9%
Held-to-maturity investments	**2,637**	**2,784**	**(5.3)%**
Bonds, notes and other fixed-interest securities	2,601	2,719	(4.4)%
Purchased loans	36	65	(44.1)%
Other assets	**2,335**	**2,336**	**(0.1)%**
Total assets	**59,621**	**55,867**	**6.7%**

Equity and liabilities *in € mn*	***31/3 2007***	***31/12 2006***	***Change***
Deposits from central banks	***131***	***107***	***22.5%***
Trading liabilities	***510***	***505***	***1.1%***
Negative fair values of other derivative financial instruments	*373*	*383*	*(2.8)%*
Call/time deposits for trading purposes	*137*	*122*	*12.2%*
Liabilities	***53,901***	***50,447***	***6.8%***
Deposits from banks	*15,157*	*13,708*	*10.6%*
Deposits from customers	*34,921*	*33,156*	*5.3%*
Liabilities evidenced by paper	*1,455*	*1,422*	*2.4%*
Subordinated capital	*1,418*	*1,416*	*0.1%*
Other non-derivative financial liabilities	*950*	*745*	*27.5%*
Provisions for liabilities and charges	***242***	***218***	***11.2%***
Equity	***4,837***	***4,590***	***5.4%***
Total equity and liabilities	***59,621***	***55,867***	***6.7%***

Changes in the scope of consolidation

	Fully consolidated		***Equity method***	
Number of units	***31/3/2007***	***31/12/2006***	***31/3/2007***	***31/12/2006***
As of beginning of period	*105*	*65*	*3*	*3*
Included for the first time in the financial period	*5*	*45*	–	–
Excluded in the financial period	*(2)*	*(4)*	–	–
Merged in the financial period	–	*(1)*	–	–
As of end of period	***108***	***105***	***3***	***3***

As of 1 January 2007, the following three companies engaged in fund management were included in the consolidated financial statements for the first time: *Tatra Asset Management sprav.spol., a.s.*, Bratislava, *Raiffeisen Invest d.o.o.*, Zagreb, *Raiffeisen Investment Fund Management Zrt.*, Budapest. *Perseus Property, s.r.o.*, Prague, a company operating in real estate leasing activities, was consolidated as of 1 January 2007 for the first time. As of 1 March 2007, *Raiffeisen Equipment Leasing Company Limited by Shares*, Budapest, working in equipment leasing, was also included for the first time.

In the first quarter 2007, *Raiffeisen Lízing Zrt.*, Budapest, sold its 100 per cent share in *SINESCO Kft.*, Budapest. The company was excluded as of 1 March 2007; the result of deconsolidation amounted to € 11.4 mn. Due to the fact that *Raiffeisen Non-Government Pension Fund*, Moscow, became immaterial, the company was excluded from the consolidated group as of 1 January 2007, resulting to a profit of € 2.7 mn.

Notes to the income statement

(1) Segment reporting

Raiffeisen International primarily divides its business according to the following customer and proprietary business segments:

- Corporate customers
- Retail customers
- Treasury
- Participations and other

The *Corporate customers* segment encompasses business with local and international medium-sized enterprises and key accounts. *Retail customers* comprise private individuals and small and medium-sized enterprises whose annual revenues generally do not exceed € 5 milllion. The *Treasury* segment includes the Treasury department's proprietary trading as well as investment banking activities, which are only carried out by a few group units. Besides non-banking business, the *Participations and other* segment also encompasses the management of equity participations. In addition, this segment covers other cross-segment activities, including especially those in parent company *Raiffeisen International Bank-Holding AG*.

Secondary segment reporting shows earnings components and portfolio figures by regional aspects. The criterion of assignment is the location of the head office of the respective business outlets.

- Central Europe (CE)
  Czech Republic, Hungary, Poland, Slovakia, and Slovenia
- Southeastern Europe (SEE)
  Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, Romania, and Serbia
- Commonwealth of Independent States (CIS)
  Belarus, Kazakhstan, Russia and Ukraine

(1a) Segment reporting by business segment

1/1–31/3/2007 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	159.2	306.7	34.8	4.3	505.0
Provisioning for impairment losses	(26.6)	(48.0)	0.0	(1.3)	(75.9)
Net interest income after provisioning	**132.6**	**258.7**	**34.8**	**3.0**	**429.1**
Net commission income	96.6	174.0	3.4	1.0	275.1
Trading profit/loss	2.1	0.3	31.5	1.6	35.6
Net income from financial investments and current financial assets	0.7	0.0	0.1	0.0	0.8
General administrative expenses	(94.7)	(326.9)	(19.3)	(35.7)	(476.5)
Other operating profit/loss	5.3	5.3	(2.3)	6.0	14.3
Income from disposal of group assets	–	–	–	14.1	14.1
Profit before tax	**142.7**	**111.4**	**48.3**	**(9.9)**	**292.5**
Risk-weighted assets, incl. market risk	19,182	13,828	6,629	3,438	43,077
Own funds requirement	1,535	1,106	530	275	3,446
Average number of employees	7,721	42,374	1,120	2,045	53,259
Cost/income ratio	35.9%	67.2%	27.6%	–	57.2%
Average equity	2,083	1,523	655	320	4,581
Return on equity before tax	**27.7%**	**29.5%**	**29.7%**	–	**25.5%**

1/1–31/3/2006 in € mn	Corporate customers	Retail customers	Treasury	Participations and other	Total
Net interest income	134.0	214.2	32.1	(2.1)	378.2
Provisioning for impairment losses	(19.2)	(36.4)	(0.0)	0.2	(55.4)
Net interest income after provisioning	**114.8**	**177.8**	**32.1**	**(1.9)**	**322.8**
Net commission income/loss	69.4	115.5	(0.6)	0.6	185.0
Trading profit/loss	1.4	2.8	30.6	(4.9)	29.9
Net income/loss from financial investments and current financial assets	(0.1)	–	(1.8)	0.0	(1.9)
General administrative expenses	(70.3)	(246.3)	(13.9)	(17.0)	(347.5)
Other operating profit/loss	2.2	1.2	3.9	(1.8)	5.7
Profit before tax	**117.5**	**51.0**	**50.3**	**(25.0)**	**193.9**
Risk-weighted assets, incl. market risk	14,910	9,906	5,502	1,477	31,796
Own funds requirement	1,193	792	440	118	2,544
Average number of employees	7,538	32,989	987	2,267	43,780
Cost/income ratio	34.0%	73.8%	22.4%	–	58.4%
Average equity	1,536	1,020	567	152	3,275
Return on equity before tax	**30.6%**	**20.0%**	**35.5%**	–	**23.7%**

(1b) Segment reporting by region

1/1–31/3/2007 in € mn	CE	SEE	CIS	Total
Net interest income	177.0	152.2	175.8	505.0
Provisioning for impairment losses	(19.9)	(17.3)	(38.7)	(75.9)
Net interest income after provisioning	**157.1**	**134.9**	**137.1**	**429.1**
Net commission income	109.8	80.7	84.6	275.1
Trading profit	11.9	14.9	8.9	35.6
Net income/loss from financial investments and current financial assets	(0.3)	1.1	(0.1)	0.8
General administrative expenses	(182.3)	(145.0)	(149.3)	(476.5)
Other operating profit/loss	6.9	11.0	(3.6)	14.3
Income from disposal of group assets	11.4	–	2.7	14.1
Profit before tax	**114.5**	**97.6**	**80.3**	**292.5**
Total assets	24,106	19,340	16,175	59,621
Risk-weighted assets, incl. market risk	18,299	12,055	12,723	43,077
Own funds requirement	1,464	964	1,018	3,446
Average number of employees	11,627	13,763	27,869	53,259
Cost/income ratio	59.6%	56.0%	55.7%	57.2%
Average equity	1,935	1,344	1,301	4,581
Return on equity before tax	**23.7%**	**29.1%**	**24.7%**	**25.5%**

1/1–31/3/2006 in € mn	CE	SEE	CIS	Total
Net interest income	140.1	122.5	115.7	378.2
Provisioning for impairment losses	(21.0)	(17.0)	(17.4)	(55.4)
Net interest income after provisioning	**119.1**	**105.5**	**98.2**	**322.8**
Net commission income	76.9	49.7	58.5	185.0
Trading profit	9.2	13.3	7.4	29.9
Net income/loss from financial investments and current financial assets	(0.8)	(0.6)	(0.4)	(1.9)
General administrative expenses	(131.2)	(111.6)	(104.7)	(347.5)
Other operating profit/loss	5.8	1.4	(1.5)	5.7
Profit before tax	**78.9**	**57.5**	**57.4**	**193.9**
Total assets	17,551	14,327	10,105	41,983
Risk-weighted assets, incl. market risk	13,741	10,128	7,926	31,796
Own funds requirement	1,099	810	634	2,544
Average number of employees	9,769	11,981	22,030	43,780
Cost/income ratio	56.8%	59.7%	59.2%	58.4%
Average equity	1,416	1,036	823	3,275
Return on equity before tax	**22.3%**	**22.2%**	**27.9%**	**23.7%**

(2) Net interest income

in € mn	1/1–31/3 2007	1/1–31/3 2006
Interest income	**982.2**	**675.0**
from loans and advances to banks	124.8	78.3
from loans and advances to customers	747.2	497.3
from current financial assets	16.3	17.7
from financial investments	36.9	37.3
from leasing claims	47.7	36.1
from derivative financial instruments (non-trading), net	9.3	8.3
Current income from shareholdings	**0.2**	**0.0**
Interest-like income	**0.7**	**0.4**
Interest and interest-like income, total	**983.1**	**675.5**
Interest expenses	**(476.7)**	**(296.5)**
on deposits from banks	(170.5)	(112.9)
on deposits from customers	(267.1)	(167.8)
on liabilities evidenced by paper	(20.5)	(9.0)
on subordinated capital	(18.6)	(6.8)
Interest-like expenses	**(1.4)**	**(0.8)**
Interest and interest-like expenses, total	**(478.1)**	**(297.3)**
Net interest income	**505.0**	**378.2**

(3) Provisioning for impairment losses

in € mn	1/1–31/3 2007	1/1–31/3 2006
Individual loan loss provisions	**(27.2)**	**(43.4)**
Allocation to provisions for impairment losses	(95.2)	(110.5)
Release of provisions for impairment losses	77.1	72.3
Direct write-downs	(15.1)	(7.4)
Income received on written-down claims	5.9	2.2
Portfolio-based loan loss provisions	**(48.7)**	**(12.0)**
Allocation to provisions for impairment losses	(104.2)	(37.7)
Release of provisions for impairment losses	55.5	25.7
Total	**(75.9)**	**(55.4)**

(4) Net commission income

in € mn	1/1–31/3 2007	1/1–31/3 2006
Payment transfer business	118.8	79.4
Loan administration and guarantee business	33.1	21.5
Securities business	15.5	10.0
Foreign currency and precious-metals business	77.6	56.2
Other banking services	30.1	17.8
Total	**275.1**	**185.0**

(5) Trading profit

in € mn	1/1–31/3 2007	1/1–31/3 2006
Interest-based transactions	12.5	2.4
Currency-based transactions	16.1	26.5
Equity-/index-based transactions	5.8	0.9
Other transactions	1.2	0.1
Total	**35.6**	**29.9**

(6) Income from financial investments and current financial assets

in € mn	1/1–31/3 2007	1/1–31/3 2006
Net income from financial investments	**0.0**	**0.0**
Net valuations of financial investments and equity participations	0.0	0.1
Net proceeds from sales of financial investments and equity participations	0.0	(0.1)
Net income from other current financial assets	**0.8**	**(2.0)**
Net valuations of other current financial assets	1.0	(2.3)
Net proceeds from sales of other current financial assets	(0.2)	0.3
Net valuations of claims evidenced by paper	**–**	**0.1**
Total	**0.8**	**(1.9)**

(7) General administrative expenses

in € mn	1/1–31/3 2007	1/1–31/3 2006
Staff expenses	(234.4)	(163.7)
Other administrative expenses	(191.5)	(144.4)
Depreciation on intangible and tangible fixed assets	(50.6)	(39.4)
Total	**(476.5)**	**(347.5)**

(8) Other operating profit

in € mn	1/1/–31/3/ 2007	1/1/–31/3/ 2006
Sales revenues from non-banking activities	13.8	10.0
Expenses arising from non-banking activities	(9.1)	(6.4)
Net result from additional leasing services	(0.3)	0.1
Net result from real estate	0.7	0.4
Net result from operating lease	4.4	2.4
Net result from hedge accounting	0.0	0.1
Net result from other derivative instruments	(2.6)	4.0
Net proceeds from disposal of tangible and intangible fixed assets	(0.3)	(0.2)
Other taxes	(10.6)	(8.5)
Income from release of negative goodwill	12.4	–
Net expense from allocation and release of other provisions	(1.9)	0.8
Sundry operating income	11.3	7.3
Sundry operating expenses	(3.4)	(4.4)
Total	**14.3**	**5.7**

The *income from disposal of group assets* consists of the income resulting from the sale of SINESCO Kft. amounting to € 11.4 mn and the effect of excluding the Raiffeisen Non-Government Pension Fund from the consolidated group which amounted to € 2.7 mn.

Notes to the balance sheet

(9) Loans and advances to banks

in € mn	31/3/2007	31/12/2006
Giro and clearing business	774	1,571
Money market business	4,696	5,332
Loans to banks	3,155	1,241
Purchased loans	56	45
Leasing claims	1	1
Claims evidenced by paper	5	13
Total	**8,686**	**8,202**

(10) Loans and advances to customers

in € mn	31/3/2007	31/12/2006
Credit business	17,971	17,615
Money market busines	7,709	7,089
Mortgage loans	9,180	7,382
Purchased loans	626	633
Leasing claims	2,437	2,307
Claims evidenced by paper	5	17
Total	**37,928**	**35,043**

(11) Impairment losses on loans and advances

in € mn	As of 1/1/2007	Change in scope of consolidation	Allocation[1]	Release	Usage[2]	Transfers, Exchange differences	As of 31/3/2007
Individual loan loss provisions	**618**	**–**	**104**	**(77)**	**(14)**	**(2)**	**630**
Loans and advances to customers	574	–	87	(66)	(14)	(2)	579
CE	226	–	41	(24)	(1)	1	242
CIS	152	–	28	(28)	(9)	(2)	142
SEE	194	–	17	(14)	(3)	(1)	193
Other	2	–	–	–	–	–	2
Off-balance sheet obligations	44	–	18	(11)	–	–	51
Portfolio-based provisions	**304**	**–**	**104**	**(55)**	**–**	**(1)**	**352**
Loans and advances to customers	298	–	102	(55)	–	(1)	345
Off-balance sheet obligations	6	–	2	(1)	–	–	8
Total	**922**	**–**	**209**	**(133)**	**(14)**	**(2)**	**982**

1) Allocation including direct write-downs and income from written-down claims

2) Usage including direct write-downs and income from written-down claims

The following table gives an overview of the credit exposure and its impairments:

31/3/2007 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	8,686	–	–	8,686	–
Sovereigns	841	–	–	841	17
Corporate customers – large	19,842	273	115	19,454	1,213
Corporate customers – small business	3,706	90	12	3,604	205
Retail customers – private individuals	11,291	134	201	10,956	191
Retail customers – small and medium-sized entities	2,155	81	17	2,057	185
Other	92	–	–	92	2
Total	**46,614**	**579**	**345**	**45,690**	**1,814**

31/12/2006 in € mn	Total gross carrying amount	Individual loan loss provisions	Portfolio-based provisions	Total net carrying amount	Individually impaired assets
Banks	8,202	–	–	8,202	–
Sovereigns	870	–	–	870	1
Corporate customers – large	18,019	273	102	17,644	1,326
Corporate customers – small business	3,658	90	11	3,557	190
Retail customers – private individuals	10,299	130	178	9,991	150
Retail customers – small and medium-sized entities	2,114	81	7	2,026	152
Other	82	–	–	82	–
Total	**43,245**	**574**	**298**	**42,373**	**1,819**

(12) Trading assets

in € mn	31/3/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,119	2,285
Shares and other variable-yield securities	34	25
Positive fair values of derivative financial instruments	342	313
Loans held for trading	21	59
Pledged securities ready to be sold/repledged by transferee	–	2
Total	**2,516**	**2,684**

(13) Other current financial assets

in € mn	31/3/2007	31/12/2006
Bonds, notes and other fixed-interest securities	1,457	955
Shares and other variable-yield securities	37	35
Pledged securities ready to be sold/repledged by transferee	7	5
Total	**1,500**	**995**

(14) Financial investments

in € mn	31/3/2007	31/12/2006
Bonds, notes and other fixed-interest securities	2,601	2,719
Equity participations	73	68
Total	**2,674**	**2,787**

(15) Intangible fixed assets

in € mn	31/3/2007	31/12/2006
Goodwill	837	839
Software	164	166
Other intangible fixed assets	214	216
Total	**1,215**	**1,221**

(16) Tangible fixed assets

in € mn	31/3/2007	31/12/2006
Land and buildings used by the Group for own purposes	498	487
Other land and buildings (investment property)	11	13
Office furniture and equipment as well as other tangible fixed assets	430	451
Leased assets (operating lease)	117	105
Total	**1,056**	**1,056**

(17) Other assets

in € mn	31/3/2007	31/12/2006
Tax assets	94	95
Receivables arising from non-banking activities	65	48
Prepayments and other deferrals	267	243
Positive fair values of derivatives in fair value hedges (IAS 39)	4	6
Positive fair values of banking book derivatives without hedge-accounting	37	30
Any other business	393	266
Total	**860**	**688**

(18) Deposits from banks

in € mn	31/3/2007	31/12/2006
Giro and clearing business	973	981
Money market business	5,771	5,565
Long-term loans	8,543	7,268
Total	**15,287**	**13,814**

(19) Deposits from customers

in € mn	31/3/2007	31/12/2006
Sight deposits	15,100	14,519
Time deposits	18,456	17,309
Savings deposits	1,365	1,328
Total	**34,921**	**33,156**

(20) Liabilities evidenced by paper

in € mn	31/3/2007	31/12/2006
Bonds and notes issued	996	843
Money market instruments issued	76	61
Other liabilities evidenced by paper	383	518
Total	**1,455**	**1,422**

(21) Provisions for liabilities and charges

in € mn	31/3/2007	31/12/2006
Taxes	69	61
Contingent liabilities and commitments	58	50
Pending legal issues	34	34
Overdue vacation	21	21
Restructuring	4	3
Others	56	46
Total	**242**	**218**

(22) Trading liabilities

in € mn	31/3/2007	31/12/2006
Negative fair values of derivative financial instruments	349	364
Liabilities from trading activities	137	122
Total	**487**	**486**

(23) Other liabilities

in € mn	31/3/2007	31/12/2006
Liabilities arising from non-banking business	103	79
Accruals and deferred items	166	133
Negative fair values of derivatives in fair value hedges (IAS 39)	–	1
Negative fair values of bankbook derivatives without hedge-accounting	23	20
Any other business	682	533
Total	**974**	**766**

(24) Subordinated capital

in € mn	31/3/2007	31/12/2006
Subordinated liabilities	817	821
Supplementary capital	601	595
Total	**1,418**	**1,416**

(25) Equity and minorities

in € mn	31/3/2007	31/12/2006
Consolidated equity	3,979	2,804
Subscribed capital	434	434
Capital reserves	1,391	1,390
Retained earnings	2,153	980
Consolidated profit	193	1,182
Minority interests	666	604
Total	**4,837**	**4,590**

Additional notes

(26) Contingent liabilities and commitments

in € mn	31/3/2007	31/12/2006
Contingent liabilities	3,973	3,676
Commitments	9,002	9,361

(27) Regulatory own funds

As a subsidiary of Raiffeisen Zentralbank Österreich AG, Raiffeisen International Bank-Holding AG does not have its own banking group as defined by the Austrian Banking Act (BWG). Therefore, it is not itself subject to the relevant regulatory requirements. However, the following figures are accounted for within the scope of RZB-Kreditinstitutsgruppe. They are provided here for information purposes only.
The own funds of Raiffeisen International according to the Austrian Banking Act (BWG) break down as follows:

in € mn	31/3/2007	31/12/2006
Tier 1 capital (core capital)	3,725	3,705
Tier 2 capital (additional own funds)	860	808
Less interests in banks and financial institutions	(23)	(24)
Eligible own funds	**4,562**	**4,489**
Tier 3 capital (short-term subordinated own funds)	32	24
Total own funds	**4,594**	**4,513**
Total own funds requirement	**3,446**	**3,284**
Excess own funds	**1,148**	**1,229**
Excess cover ratio	33.3%	37.4%
Core capital ratio (Tier 1), banking book	9.3%	9.8%
Core capital ratio (Tier 1), including market risk	8.6%	9.0%
Own funds ratio	10.7%	11.0%

The total own funds requirement is as follows:

in € mn	31/3/2007	31/12/2006
Risik-weighted assets according to Sec. 22 Banking Act	40,041	38,002
of which 8 per cent own funds requirement	3,203	3,040
Own funds requirement for the trading book according to Sec. 22b (1) Banking Act	134	137
Own funds requirement for open currency positions according to Sec. 26 Banking Act	109	107
Total own funds requirement	**3,446**	**3,284**

(28) Average number of staff

The average number of staff employed during the financial period (full-time equivalents) break down as follows:

Full-time equivalents	**1/1–31/3 2007**	**1/1–31/3 2006**
CE	*11,581*	*9,702*
SEE	*13,709*	*11,924*
CIS	*27,760*	*21,977*
Austria	*209*	*177*
Total	***53,259***	***43,780***

Financial Calendar for 2007

5 June	*Annual General Meeting*
13 June	*Ex-dividend date and dividend payment day*
26 July	*Start of quiet period*
9 August	*Semi-annual report, conference call*
25 October	*Start of quiet period*
8 November	*Third quarter report, conference call*

Publication Details

Published by Raiffeisen International Bank-Holding AG, Am Stadtpark 9, 1030 Vienna, Austria
Edited by Investor Relations
Copy deadline: 8 May 2007
Produced in Vienna
Website: www.ri.co.at
This report is also available in German.

Inquiries to Investor Relations
E-mail: investor.relations@ri.co.at
Website: www.ri.co.at → Investor Relations
Phone: +43 (1) 71 707 2089

Inquiries to Public Relations
E-mail: ri-communications@ri.co.at
Website: www.ri.co.at → Public Relations
Phone: +43 (1) 71 707 1504

Disclaimer

Some market participants are inclined to draw claims from statements about expected future development and then assert them in court. The occasionally considerable effects of such action on the company in question and its shareholders have caused many companies to limit their statements about expected future development to the legally required minimum. However, Raiffeisen International does not view its reports only as an obligation, but would also like to use them as an opportunity for open communication. So that we can continue to do that, we emphasize: The forecasts, plans, and statements addressing the future are based on knowledge and estimates at the time at which they are drawn up. Like all statements addressing the future, they are exposed to risks and uncertainty factors that may lead to considerable deviations in the result. No guarantees can therefore be provided that the forecasts and targeted values, or the statements addressing the future, will actually materialize. We have exercised utmost diligence in the preparation of this annual report and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out. The present English version is a translation of the report that the company originally prepared in the German language. The company only recognizes the German version as the authentic version.







Conference Call for the First Quarter Report 2007

Herbert Stepic, CEO

Martin Grüll, CFO

10th May 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

Overview

Herbert Stepic, CEO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Highlights of the 1st Quarter 2007

- Record consolidated profit of € 192.6 mn up by 55.0% year-on-year (1-3/2006: € 124.2 mn)
- Improved ROE before tax of 25.5% compared to Q1 2006 (23.7%)
- Balance sheet total exceeds € 59 bn, a plus of 6.7% compared to year-end 2006 and a gain of 42.0% year-on-year
- Customer loan growth of 8.2% compared to year-end 2006 and 47.3% year-on-year
- Number of customers increases to approximately 12.4 mn
- Cost/income ratio improves from 58.4% to 57.2% year-on-year
- Retail segment contribution of 38% due to strong growth in retail (1-3/2006: 26%)

Highlights of the 1st Quarter 2007



ROE before tax in %
45.4 %
30.6 %
23.7 %
25.7 %
26.5 %*
27.3 %*
25.5%
1-3/2006
1-6/2006
1-9/2006
1-12/2006
1-3/2007

*Excluding one-off effects



Consolidated Profit in € mn
643
250
124
165
148*
156*
193
Q1/2006
Q2/2006
Q3/2006
Q4/2006
Q1/2007



Cost/Income ratio in %
58.4 %
57.4 %
55.1 %
64.4 %
57.2%
Q1/2006
Q2/2006
Q3/2006
Q4/2006
Q1/2007



Total Assets in € bn
42.0
46.3
50.3
55.9
59.6
Q1/2006
Q2/2006
Q3/2006
Q4/2006
Q1/2007

Raiffeisen INTERNATIONAL Member of RZB Group

Strong Profit Contribution From SEE

Regional Segment Breakdown of Profit before Tax (1-3/2006)



Commonwealth of Independent States (CIS) 30%
Central Europe (CE) 40%
€ 57 mn
€ 79 mn
€ 58 mn
Southeastern Europe (SEE) 30%

Total € 194 mn

Regional Segment Breakdown of Profit before Tax (1-3/2007)



Commonwealth of Independent States (CIS) 28%
Central Europe (CE) 39%
€ 80 mn
€ 115 mn
€ 98 mn
Southeastern Europe (SEE) 33%

Total € 293 mn

Substantial Increase in Retail Profit Contribution

Business Segment Breakdown of Profit before Tax (1-3/2006)



Treasury, Participations and Other 13%
Retail Customers 26%
€ 25 mn
€ 51 mn
€ 118 mn
Corporate Customers 61%

Total € 194 mn

Business Segment Breakdown of Profit before Tax (1-3/2007)



Treasury, Participations and Other 13%
Retail Customers 38%
€ 39 mn
€ 111 mn
€ 143 mn
Corporate Customers 49%

Total € 293 mn

Raiffeisen INTERNATIONAL Member of RZB Group

Improvement in Profitability in Retail Segment

ROE before Tax (Regional Segment Reporting)


22.3%
23.7%
22.2%
29.1%
27.9%
24.7%
CE
SEE
CIS
1-3/2006
1-3/2007

ROE before Tax (Business Segment Reporting)


30.6%
27.7%
20.0%
29.5%
35.5%
29.7%
Corporate
Retail
Treasury
1-3/2006
1-3/2007

Outlook

- We expect that corporate customer business will again make the largest contribution to overall profit in 2007. The focus on the mid-market segment will be intensified this year. The emphasis in the retail segment, which is developing very well, will be on further expansion of our branch network and of alternative distribution channels e.g. the internet and call centers
- We expect a consolidated profit of at least € 700 million for 2007
- For the period to 2009, we anticipate annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine
- We forecast a return on equity (ROE) before tax of more than 25 % for the year 2009. The cost/income ratio is expected to be below 58 %. We have set a target for the risk/earnings ratio of about 15 %

Financials & Risk Management

Martin Grüll, CFO

Raiffeisen
INTERNATIONAL
Member of RZB Group

Solid Growth in the First Three Months of 2007

Income Statement in € mn

	1-3/ 2007	1-3/ 2006	Growth in %
Net interest income	505.0	378.2	33.5%
Provisioning for possible loan losses	(75.9)	(55.4)	37.1%
Net commission income	275.1	185.0	48.7%
Trading profit/(loss)	35.6	29.9	19.1%
General administrative expenses	(476.5)	(347.5)	37.1%
Profit before Tax	292.5	193.9	50.8%
Consolidated Profit	192.6	124.2	55.0%

Financial Ratios

	1-3/ 2007	1-3/ 2006	Growth in %
Return on equity (ROE) before tax	25.5%	23.7%	1.8PP
Consolidated ROE	19.4%	17.7%	1.7PP
Cost/Income Ratio	57.2%	58.4%	(1.2)PP
Risk/Earnings Ratio	15.0%	14.6%	0.4PP
Earnings per share	€ 1.35	€ 0.87	55.2%

Profit before Tax in € mn



+ 51%
194
57
58
79
293
80
98
115
1-3/2006
1-3/2007
CE ■ SEE ■ CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Quarterly Results Overview

in € mn	Q1/2006	Q2/2006	Q3/2006	Q4/2006	Q1/2007
Interest income	378.2	411.6	460.9	513.1	505.0
Provisioning for impairment losses	(55.4)	(69.6)	(104.3)	(79.6)	(75.9)
Net interest income after provisioning	**322.8**	**342.0**	**356.6**	**433.6**	**429.1**
Net commission income	185.0	230.6	245.4	272.4	275.1
Trading profit	29.9	41.4	40.5	63.0	35.6
Net income from financial investments and current financial assets	(1.9)	0.2	100.8	4.1	0.8
General administrative expenses	(347.5)	(396.6)	(412.2)	(537.3)	(476.5)
Other operating profit (loss)	5.7	9.6	0.4	(15.2)	14.3
Income from disposal of group assets				506.6	14.1
Profit before Tax	193.9	227.2	331.5	727.0	292.5
Consolidated Profit (after minorities)	**124.2**	**165.0**	**250.1**	**642.8**	**192.6**
Consolidated Profit (after minorities) excl. one-off effects	**124.2**	**165.0**	**148.2**	**156.3**	**192.6**

	1-3/2006	1-6/2006	1-9/2006	1-12/2006	1-3/2007
Return on equity (ROE) before tax	23.7%	25.7%	30.6%	45.4%	25.5%
Return on equity (ROE) before tax excl. one-off effects	23.7%	25.7%	26.5%	27.3%	25.5%
ROE Consolidated	17.7%	20.8%	26.1%	42.6%	19.4%
ROE Consolidated excluding one-off effects	17.7%	20.8%	21.2%	21.4%	19.4%
Cost/Income Ratio	58.4%	57.9%	56.9%	59.1%	57.2%
Risk/Earnings Ratio	14.6%	15.8%	18.3%	17.5%	15.0%

Strong Growth in Core Business (I)

Assets in € mn	31/03/2007	31/12/2006	Change in %
Cash reserve	4,109	4,064	1.1%
Loans and advances to banks	8,686	8,202	5.9%
Loans and advances to customers	37,928	35,043	8.2%
Impairment losses on loans and advances	(924)	(872)	5.9%
Trading assets	2,516	2,684	(6.2)%
Other current financial assets	1,500	995	50.8%
Financial investments	2,674	2,787	(4.1)%
Intangible assets	1,215	1,221	(0.5)%
Tangible fixed assets	1,056	1,056	0.1%
Other assets	860	688	25.1%
Total	**59,621**	**55,867**	**6.7%**

Strong Growth in Core Business (II)

Equity and Liabilities in € mn	31/03/2007	31/12/2006	Change in %
Deposits from banks	15,287	13,814	10.7%
Deposits from customers	34,921	33,156	5.3%
Liabilities evidenced by paper	1,455	1,422	2.4%
Provisions for liabilities and charges	242	218	11.2%
Trading liabilities	487	486	0.1%
Other liabilities	974	766	27.2%
Subordinated capital	1,418	1,416	0.1%
Equity	4,837	4,590	5.4%
Minority interests	666	604	10.3%
Consolidated equity	3,979	2,804	41.9%
Consolidated profit	193	1,182	-
Total	**59,621**	**55,867**	**6.7%**

Increasing Profit From All Regions

in € mn	Central Europe (CE) 1-3/2007	1-3/2006	Change in %	Southeastern Europe (SEE) 1-3/2007	1-3/2006	Change in %	Commonwealth of Independent States (CIS) 1-3/2007	1-3/2006	Change in %
Interest income	177.0	140.1	26.3%	152.2	122.5	24.2%	175.8	115.7	51.9%
Provisioning for impairment losses	(19.9)	(21.0)	(5.2)%	(17.3)	(17.0)	1.8%	(38.7)	(17.4)	122.4%
Net interest income after provisioning	**157.1**	**119.1**	**31.9%**	**134.9**	**105.5**	**27.9%**	**137.1**	**98.2**	**39.6%**
Net commission income	109.8	76.9	42.8%	80.7	49.7	62.4%	84.6	58.5	44.6%
Trading profit	11.9	9.2	29.3%	14.9	13.3	12.0%	8.9	7.4	20.3%
Net income from financial investments and current financial assets	(0.3)	(0.8)	-	1.1	(0.6)	-	(0.1)	(0.4)	-
General administrative expenses	(182.3)	(131.2)	38.9%	(145.0)	(111.6)	29.9%	(149.3)	(104.7)	42.6%
Other operating profit (loss)	6.9	5.8	19.0%	11.0	1.4	-	(3.6)	(1.5)	-
Income from disposal of group assets	11.4	-	-	-	-	-	2.7	-	-
Profit before Tax	**114.5**	**78.9**	**45.1%**	**97.6**	**57.5**	**69.7%**	**80.3**	**57.4**	**39.9%**
Return on Equity before tax	23.7 %	22.3%	1.4PP	29.1%	22.2%	6.9PP	24.7%	27.9%	(3.2)PP
Cost/Income Ratio	59.6%	56.8%	2.8PP	56.0%	59.7%	(3.7)PP	55.7%	59.2%	(3.5)PP

Retail Profit Continues Dynamic Growth

	Corporate Customers			Retail Customers			Treasury		
in € mn	1-3/2007	1-3/2006	Change in %	1-3/2007	1-3/2006	Change in %	1-3/2007	1-3/2006	Change in %
Interest income	159.2	134.0	18.8%	306.7	214.2	43.2 %	34.8	32.1	8.4%
Provisioning for impairment losses	(26.6)	(19.2)	38.5%	(48.0)	(36.4)	31.9 %	0.0	(0.0)	-
Net interest income after provisioning	**132.6**	**114.8**	**15.5%**	**258.7**	**177.8**	**45.5%**	**34.8**	**32.1**	**8.4%**
Net commission income	96.6	69.4	39.2%	174.0	115.5	50.6%	3.4	(0.6)	-
Trading profit	2.1	1.4	50.0%	0.3	2.8	(89.3)%	31.5	30.6	2.9%
Net income from financial investments and current financial assets	0.7	(0.1)	-	0.0	-	-	0.1	(1.8)	-
General administrative expenses	(94.7)	(70.3)	34.7%	(326.9)	(246.3)	32.7 %	(19.3)	(13.9)	38.8%
Other operating profit (loss)	5.3	2.2	-	5.3	1.2	-	(2.3)	3.9	-
Profit before Tax	**142.7**	**117.5**	**21.4%**	**111.4**	**51.0**	**118.4%**	**48.3**	**50.3**	**(4.0)%**
Return on Equity before tax	27.7%	30.6%	(2.9)PP	29.5%	20.0%	9.5PP	29.7%	35.5%	(5.8)PP
Cost/Income Ratio	35.9%	34.0%	1.9PP	67.2%	73.8%	(6.6)PP	27.6%	22.4%	5.2PP

Risk Management (I)

Net Provisioning Ratio (1)



0.86 %
0.98 %
0.81 %
0.97 %
0.78 %
2003
2004
2005
2006
1-3/2007

Non-performing Loans in % of Customer Loans



3.3%
2.4%
1.7%
2.1%
2.2 %
2003
2004
2005
2006
1-3/2007

Non-performing Loans & Coverage Ratio(2)

	2003	2004	2005	2006	1-3/ 2007
Non-performing loans (€ mn)	382	378	422	737	821
Coverage Ratio	71.2%	96.9%	154.1%	118.3%	112.4 %

Risk/Earnings Ratio



15.5 %
17.1 %
13.9 %
17.5 %
15.0 %
2003
2004
2005
2006
1-3/2007

(1) New provisions for impairment losses/average risk assets on the banking book
(2) Coverage Ratio = Total Risk Provisions/NPL

Raiffeisen INTERNATIONAL
Member of RZB Group

Risk Management (II)

Development of Corporate Provisioning Ratio*



0.56%
0.88%
0.72%
0.70%
0.54 %
2003
2004
2005
2006
1-3/2007

Development of Retail Provisioning Ratio*



1.56%
1.56%
1.70%
1.69%
1.45%
2003
2004
2005
2006
1-3/2007

* Not consolidated

Appendix

Conference Call for the First Quarter Report 2007

Raiffeisen
INTERNATIONAL
Member of RZB Group

Share Price Development from IPO



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Raiffeisen INTERNATIONAL
Member of RZB Group

Contact

Susanne E. Langer

Head of Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



Raiffeisen BANK
Czech Republic
Croatia

Disclaimer

- Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to integrate our acquisitions or to complete acquisitions or other projects on schedule; (iv) uncertainties associated with general economic conditions particularly in the CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligations, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

Raiffeisen INTERNATIONAL
Member of RZB Group

Russian Corporate Bond



Lebedyansky JSC, the largest natural juice producer in Eastern Europe and one of Russian baby-food market leaders, placed a debut bond issue of 1.5 billion RUB (approx. 43.7 million euros). This is the first ever bond issue by a Russian company with coupon payments linked to the MosPrime rate*. The proceeds from the bond issue will be used to refinance existing short-term debt of the company.

ZAO Raiffeisenbank Austria, Moscow acted as a Lead Manager of the issue, while Deutsche Bank, Morgan Stanley Bank, Commerzbank, WestLB Vostok, International Moscow Bank, VTB 24 and Uralsib were Co-Managers.

Total investor demand for this issue amounted to 3.8 billion RUB (approx. 110 million euros). The premiums to the MosPrime rate stated by investors in their proposals ranged from 110 to 207 basis points. The bond is a quarterly coupon bearer with a 3-year maturity and has call-options attached: On the day of each coupon payment starting from the 5th coupon, the issue is callable at 100.25 per cent of the face value.

Placement was performed through a public subscription procedure at the Moscow Interbank Currency Exchange (MICEX). The issue was 2.6 times oversubscribed. As a result of the auction, the spread to the 3-month MosPrime rate (5.43 per cent p.a. as of 5 March, 2007) was fixed at 143 basis points (1.43 per cent). Thus the first coupon rate was set at 6.86 per cent.

"This is the lowest coupon rate in the history of the Russian non-state corporate bond market", said Patrick Butler, Board Member of Raiffeisen Zentralbank Österreich AG (RZB), responsible for Treasury and Investment Banking. "The issue proves once again our capabilities on the Russian and CEE debt market. We are at the fore-front of market development in Russia, not only in our commercial but also in our investment banking activities", Butler added.

Raiffeisenbank is one of the leaders of the Russian corporate bond market. From 2001 through 2007, Raiffeisenbank acted as a lead manager/co-manager of 105 corporate bond issues of total nominal value of 318 billion RUB (approx. 926 million euros).

Pavel Gourine, Deputy CEO of Raiffeisenbank, responsible for corporate business, commented: "The placement is another step in the evolution of the Russian corporate bond market. The premium defined in the course of the auction is an obvious evaluation of the issuer's credit quality by the market. We believe, the deal structure will not only reduce the company's loan maintenance expenses but will serve as an instrument for investors to bring down the risk of rate fluctuation and diversify credit risks. We are convinced that the successful debut placement of this bond will support the increase in the number of issues with a floating coupon rate in the Russian bond market."

* MosPrime Rate is based on deposit rates provided by eight Contributor Banks. MosPrime Rate is calculated every business day together with MosIBOR at 12.30h Moscow time. MosPrime Rate is calculated as an arithmetic average of the provided rates disregarding the highest and the lowest and is calculated in per cent p.a. to two decimal places. ZAO Raiffeisenbank played a pivotal role in introducing this rate along with ZAO Citibank, when they jointly lead-managed a RUR Floating Rate Note for the European Bank for Reconstruction and Development (EBRD). EBRD saw this innovation a significant contribution to the development of a transparent market; a believe which has been vindicated by subsequent developments.

print

Raiffeisen INTERNATIONAL
Member of RZB Group

GMAC & RLI start cooperation

GMAC starts cooperation with Raiffeisen-Leasing International in order to expand business in Central and Eastern Europe

GMAC Financial Services and Vienna-based Raiffeisen-Leasing International (RLI) have signed a private label agreement on a broad cooperation in nine Central and Eastern European (CEE) countries where GMAC has no physical presence. According to the agreement, RLI will provide leasing and retail vehicle financing products under the GMAC label.

With this initiative GMAC will provide a more complete package of products and services to support General Motors (GM), GM dealers and the sale of GM vehicles in the region. GMAC already provides financing to a number of dealers across the region. This will continue to be GMAC's wholesale financing strategy. In 2006, GMAC financed almost 47,000 vehicles in the region, up from 12,000 in 2000.

"These markets offer some exciting growth opportunities," said Paula Miller, GMAC's Budapest-based development director for South Eastern Europe and managing director for GMAC in Hungary, the Czech and the Slovak Republic. "Over the next 18 to 24 months we will roll out our products and services in the individual countries. Romania will be the first starting in the next couple of months."

"With Raiffeisen-Leasing International we have a strong partner with an encompassing coverage of 15 CEE markets, an established reputation and long-standing experience in the region. This cooperation will give us the infrastructure we require to move very quickly in those countries," explained Miller.

"The year 2006 was very successful for us. Our new business volume across the region has increased by 44 percent to 1.95 billion euros. This deal will further support our position as the leading international provider of leasing services in CEE. We expect substantial business volumes from the cooperation once it is fully in place in all countries," said Dieter Scheidl, managing director at Raiffeisen Leasing International.

Chris Lacey, GM executive director for Central and Eastern Europe summarizes the benefits from his point of view: "Many Central and Eastern European markets are continuing to show strong growth, fuelled significantly by large numbers of first-time new car buyers. With a strong financing partner and an excellent dealer network we can help more new customers realize their dream of owning their first car."

Raiffeisen INTERNATIONAL
Member of RZB Group

"Best Bank in CEE"

Vienna, 16 April 2007

BEST BANK AWARD • 2007
GLOBAL FINANCE

Global Finance awards RZB and Raiffeisen International with the prestigious award for entire region. Country awards were given to the Network Banks in Albania, Bosnia and Herzegovina and Serbia.

Renowned Global Finance magazine awarded the title "Best Bank in Central and Eastern Europe 2007" to Raiffeisen Zentralbank Österreich AG (RZB) together with Raiffeisen International Bank-Holding AG for the fifth time already. At the same time the Network Banks in Albania (Raiffeisen Bank Sh.a), Bosnia and Herzegovina (Raiffeisen Bank d.d. Bosna i Hercegovina) and Serbia (Raiffeisen banka a.d.) received awards as "Best Bank" in their local markets for the fourth time in succession.

Global Finance editors - with input from industry analysts, corporate executives and banking consultants - selected the winners by the following decision criteria: growth in assets, profitability, strategic relationships, customer service, competitive pricing, and innovative products. The list of "The World's Best Emerging Markets Banks" will be published in the magazine's May 2007 issue.

"We finally achieved the ‚finance magazine hat-trick' with this award," said RZB's CEO and Raiffeisen International's Supervisory Board Chairman Walter Rothensteiner, referring to the fact that Raiffeisen was already awarded with such commendations by Euromoney in July and The Banker in December. "The award is yet another independent acknowledgement of our quality and expertise."

"Raiffeisen International's sales network comprises more than 2,850 business outlets in 16 CEE-markets. No other international bank in the region offers such a far-reaching and closely-knit network," said Herbert Stepic, CEO of Raiffeisen International and Deputy Chairman of RZB.

"To make this selection, we have identified the banks that provide service to corporations seeking to take advantage of substantial opportunities for growth in a sometimes challenging environment", said Joseph D. Giarraputo, editor and publisher of Global Finance. The magazine, which celebrates its 20th year of publishing in 2007, has more than 250,000 readers in over 160 countries. It especially aims at portfolio investors and financial analysts.

The Network Banks in Albania, Bosnia and Herzegovina and Serbia received awards as "Best Bank" in their local markets already for the fourth consecutive time.

Raiffeisen Bank Sh.a. continues to be Albania's number-one bank with a balance sheet total of 1.8 billion Euros. Its 485,000 customers are serviced in 94 business outlets.

Raiffeisen Bank d.d. Bosna i Hercegovina increased its balance sheet total by 25 per cent to 1.6 billion Euros. It has a market share of more than 21 per cent.

Raiffeisen banka a.d., the first foreign bank after the political changes in the autumn 2000, began operations in 2001 and has been Serbia's largest bank since November 2004. The bank increased its balance sheet total by 56 per cent to 2.2 billion Euros in 2006. Its more than 425,000 customers are serviced via a local network of 68 business outlets.

END